UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of December 2016

Commission File Number:  001-16601

FRONTLINE LTD.
(Translation of registrant's name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is the Unaudited Pro Forma Condensed Combined Financial Information of Frontline Ltd. for the fiscal year ended December 31, 2015.

Attached hereto as Exhibit 2 is the Consolidated Balance Sheet for the fiscal year ended December 31, 2014 and December 31, 2013 of Frontline Ltd., and the related consolidated statements of operations, consolidated statement of cash flows and consolidated statement of changes in equity for the years ended December 31, 2014, December 31, 2013 and December 31, 2012.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this Form 6-K may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements, which include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. We desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are including this cautionary statement in connection with this safe harbor legislation.

This Form 6-K and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect" and similar expressions identify forward-looking statements. The forward looking statements in this Form 6-K are based upon various assumptions, including, without limitation, management's examination of historical operating trends, data contained in our records and data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this Form 6-K might not occur, and our actual results could differ materially from those anticipated in these forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statement contained in this Form 6-K, whether as a result of new information, future events or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTLINE LTD.

By: /s/ Inger M. Klemp
Date: December 8, 2016	Name: Inger M. Klemp
Title: Principal Financial Officer

Exhibit 1

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
(Amounts presented in thousands of U.S. dollars unless otherwise stated, except per share amounts)
Introduction
The following unaudited pro forma condensed combined financial information is presented to illustrate the combination of Frontline Ltd., or Frontline, and Frontline 2012 Ltd., or Frontline 2012, together the Combined Company, which was completed on November 30, 2015, or the Combination. The Combination was accounted for as a business combination using the acquisition method of accounting under the provisions of ASC 805, with Frontline 2012 selected as the accounting acquirer under this guidance. The unaudited pro forma condensed combined statement of income for the year ended December 31, 2015 is based upon, derived from, and should be read in conjunction with the audited financial statements of Frontline for the year ended December 31, 2015, which are available in Frontline's Annual Report on Form 20-F for the year ended December 31, 2015, which was filed with the Securities and Exchange Commission, or the Commission, on March 21, 2016. Frontline's audited financial statements were prepared in accordance with U.S. GAAP and presented in thousands of U.S. dollars. Frontline 2012's unaudited financial information derived from the company's financial records was prepared in accordance with U.S. GAAP and presented in thousands of U.S. dollars. The accompanying unaudited pro forma condensed combined financial information gives effect to adjustments that are (i) directly attributable to the Combination, (ii) factually supportable, and (iii) are expected to have a continuing impact on the consolidated results. The unaudited condensed combined statement of income gives effect to the Combination as if it happened on January 1, 2015.
The Combination of Frontline and Frontline 2012 was accounted for as a business combination using the acquisition method of accounting under the provisions of Accounting Standards Codification 805, "Business Combinations", with Frontline 2012 selected as the accounting acquirer under this guidance.
The pro forma adjustments are based upon available information and certain assumptions which management believes are reasonable under the circumstances and which are described in the accompanying notes to the unaudited pro forma condensed combined financial information.
The unaudited pro forma condensed combined financial information has been prepared by management in accordance with the regulations of the Commission and is not necessarily indicative of the results of operations that would have been realized had the Combination occurred as of the date indicated, nor is it meant to be indicative of any anticipated combined financial position or future results of operations that the Combined Company will experience after the Combination. In addition, the accompanying unaudited pro forma condensed combined statement of income does not include the impact of any non-recurring activity.
This unaudited pro forma condensed combined financial information should be read in conjunction with the accompanying notes and assumptions as well as the above referenced financial statements of Frontline.

Unaudited Pro Forma Condensed Combined Statement of Operations
 For the Year ended December 31, 2015
(in USD thousands)	Frontline, full year 2015 as reported	Historic Frontline, eleven months ended Nov 30, 2015	Pro Forma Adjs.	Note 2	Pro Forma Combined
Operating revenue
Time charter revenue	121,091	75,413	(773)	(1)	195,731
Voyage charter revenue	331,388	377,347	―		708,735
Finance lease interest income	577	―	2,194	(1)	2,771
Other income	5,878	39,567	(9,586)	(2)	35,859
Total operating revenue	458,934	492,327	(8,165)		943,096
Gain on cancellation and sale of newbuilding contracts	108,923	2,917	―		111,840
Operating expenses
Voyage expenses and commissions	109,706	125,790	―		235,496
Ship operating expenses	64,357	86,225	(1,787)	(2)	148,795
Charter hire expense	43,387	―	―		43,387
Contingent rental expense	―	78,832	―		78,832
Administrative expenses	10,582	40,559	(7,799)	(2)	43,342
Depreciation	52,607	58,343	38,826	(1)	149,776
Total operating expenses	280,639	389,749	29,240		699,628
Net operating income	287,218	105,495	(37,405)		355,308
Interest income	47	55	―		102
Interest expense	(17,621)	(41,673)	(7,343)	(1)	(66,637)
Loss on derivatives financial instruments	(6,782)	(1,714)	―		(8,496)
Share of results from associated company and gain on equity interest	2,727	9,361	(9,361)	(1)	2,727
Impairment loss on shares	(10,507)	―	―		(10,507)
Foreign currency exchange gain (loss)	134	(200)	―		(66)
Other non-operating items	320	2,385	―		2,705
Income before income taxes and non-controlling interest	255,536	73,709	(54,109)		275,136
Income tax expense	(150)	(103)	―		(253)
Income from continuing operations	255,386	73,606	(54,109)		274,883
Income from continuing operations attributable to non-controlling interest	(61)	(364)	―		(425)
Income from continuing operations attributable to common shareholders	255,325	73,242	(54,109)		274,458
Weighted-average number of common shares outstanding (000s)
Basic and diluted	120,082				156,387
Income from continuing operations attributable to common shareholders ($)
Basic and diluted	2.13				1.75

 1.  Description of Transaction

 Please refer to Note 4 of Frontline's consolidated financial statements for the year ended December 31, 2015, included in Frontline's Annual Report on Form 20-F for the year ended December 31, 2015, which was filed with the Commission on March 21, 2016.

2.  Unaudited Pro Forma Condensed Combined Statement of Operations Adjustments for the Year Ended December 31, 2015

The following notes describe the pro forma adjustments made to Frontline's audited financial statements and the elimination of historical transactions between Frontline and Frontline 2012.
in USD thousands	Pro Forma Adjustments(1)		Eliminations(2)	Total
Operating revenue
Time charter revenue	(773	)(a)	―	(773)
Finance lease interest income	2,194	(b)	―	2,194
Other income	―		(9,586)	(9,586)
Total operating revenue	1,421		(9,586)	(8,165)
Operating expenses
Ship operating expenses	―		(1,787)	(1,787)
Administrative expenses	―		(7,799)	(7,799)
Depreciation	38,826	(c)	―	38,826
Total operating expenses	38,826		(9,586)	(29,240)
Net operating income	(37,405)		―	(37,405)
Interest expense	(7,343	)(d)	―	(7,343)
Share of results from associated companies	(9,361	)(e)	―	(9,361)
Income before income taxes and non-controlling interest	(54,109)		―	(54,109)

(1)	Pro Forma adjustments

a)	Time charter revenues – The adjustment comprises three elements:

(i)	The amortization of unfavorable time charter contracts, which increased revenues by $6.8 million;

(ii)
A reduction in time charter revenues of $5.4 million as a consequence of the fair value adjustment to the investment in the finance lease since the discount rate used to estimate the fair value is lower than the historical implicit interest rate. The interest revenue related to the investment in capital lease has been recognized as time charter revenue in Frontline's financial statements; and

(iii)	A reclassification of $2.2 million for finance lease interest income recorded in time charter revenue by Frontline.

b)	Finance lease interest income - finance lease interest income of $2.2 million was recorded in time charter revenue by historic Frontline.

c)	Depreciation – This adjustment comprises two elements:

(i)
The depreciation expense for owned vessels for the period has been increased by $0.9 million as a consequence of the fair value adjustment to the carrying balance of two vessels for which the remaining estimated useful lives are 24 years and 24.5 years, as part of the preliminary purchase price allocation, and

(ii)
The depreciation expense related to vessels held under capital lease from Ship Finance International Ltd. ("Ship Finance") has been increased by $37.9 million as a consequence of the fair value adjustment to the carrying balance of vessels held under capital lease as part of the preliminary purchase price allocation. The estimated useful lives of the capital lease assets range from approximately one to 12 years.

d)	Interest expense –This adjustment comprises two elements:

(i)	Interest expense has been reduced by $0.5 million to reflect the fair value of nil assigned to deferred finance cost. As such, there will be no amortization charge.

(ii)
Interest expense related to vessels held under capital lease from Ship Finance has been increased by $7.8 million as a consequence of the fair value adjustment to the obligations under capital lease as part of the preliminary purchase price allocation.

e)
Share of results from associated companies - This adjustment relates to the shares in Frontline 2012 held by Frontline, which are cancelled as a result of the merger and as such no share of results will be recognized.

(2)	Pro Forma Eliminations

These eliminations relate to administrative costs, newbuilding supervision fees and technical management fees, which are charged by Frontline to Frontline 2012, and will be considered intercompany transactions once the merger is consummated.
3.  Earnings per Share
The unaudited pro forma condensed combined earnings per share calculation is based on the consolidated weighted average shares of the Combined Company. The pro forma weighted average number of shares outstanding is assumed to be the same as the issued share capital of the Combined Company, giving effect to the Combination as if it happened on January 1, 2015.

Exhibit 2

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Frontline Ltd.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, consolidated statements of comprehensive loss, consolidated statements of cash flows and consolidated statements of changes in (deficit) equity present fairly, in all material respects, the financial position of Frontline Ltd. and its subsidiaries as of December 31, 2014 and December 31, 2013 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

/s/PricewaterhouseCoopers AS

PricewaterhouseCoopers AS
Oslo, Norway
March 16, 2015

Frontline Ltd.
Consolidated Statements of Operations for the years ended December 31, 2014, 2013 and 2012
(in thousands of $, except per share data)
	2014	2013	2012
Operating revenues
Time charter revenues	15,601	26,843	66,313
Bareboat charter revenues	9,289	24,009	33,373
Voyage charter revenues	497,023	440,584	452,890
Other income	37,775	25,754	25,785
Total operating revenues	559,688	517,190	578,361
Gain on sale of assets and amortization of deferred gains	24,620	23,558	34,759
Operating expenses
Voyage expenses and commission	286,367	299,741	269,845
Ship operating expenses	89,674	109,872	118,381
Contingent rental expense (income)	36,900	(7,761)	22,456
Charter hire expenses	—	4,176	37,461
Administrative expenses	40,787	31,628	33,906
Impairment loss on vessels	97,709	103,724	4,726
Depreciation	81,471	99,802	107,437
Total operating expenses	632,908	641,182	594,212
Net operating (loss) income	(48,600)	(100,434)	18,908
Other income (expenses)
Interest income	47	83	130
Interest expense	(75,825)	(90,718)	(94,089)
Equity results of unconsolidated subsidiaries and associated companies	3,866	13,539	(4)
Foreign currency exchange (loss) gain	(179)	(92)	84
Mark to market loss on derivatives	—	(585)	(1,725)
Gain on redemption of debt	1,486	—	4,600
Debt conversion expense	(41,067)	(12,654)	—
Loss from de-consolidation of subsidiaries	(12,415)	—	—
Dividends received, net	296	86	134
Other non-operating items, net	1,190	1,181	1,110
Net other expenses	(122,601)	(89,160)	(89,760)
Net loss before income taxes and noncontrolling interest	(171,201)	(189,594)	(70,852)
Income tax expense	(459)	(284)	(379)
Net loss from continuing operations	(171,660)	(189,878)	(71,231)
Net loss from discontinued operations	—	(1,204)	(12,544)
Net loss	(171,660)	(191,082)	(83,775)
Net loss attributable to noncontrolling interest	8,722	2,573	1,021
Net loss attributable to Frontline Ltd.	(162,938)	(188,509)	(82,754)

Loss per share attributable to Frontline Ltd. stockholders:
Basic and diluted loss per share from continuing operations, excluding loss attributable to noncontrolling interest ($)	$(1.63)	$(2.35)	$(0.90)
Basic and diluted loss per share from discontinued operations ($)	—	$(0.01)	$(0.16)
Basic and diluted loss per share attributable to Frontline Ltd. ($)	$(1.63)	$(2.36)	$(1.06)
Weighted average shares outstanding, basic and diluted (in 000's)	99,939	79,751	77,859
Cash dividends per share declared ($)	—	—	—

See accompanying Notes that are an integral part of these Consolidated Financial Statements.

Frontline Ltd.
Consolidated Statements of Comprehensive Loss for the years ended December 31, 2014, 2013 and 2012
(in thousands of $)

	2014	2013	2012
Comprehensive loss, net of tax
Net loss	(171,660)	(191,082)	(83,775)
Unrealized (losses) gains from marketable securities	(980)	915	527
Foreign currency translation gains (losses)	25	(63)	97
Other comprehensive (loss) income, net of tax	(955)	852	624
Comprehensive loss	(172,615)	(190,230)	(83,151)

Comprehensive loss attributable to noncontrolling interest	(8,722)	(2,573)	(1,021)
Comprehensive loss attributable to stockholders of Frontline Ltd.	(163,893)	(187,657)	(82,130)
Comprehensive loss	(172,615)	(190,230)	(83,151)

See accompanying Notes that are an integral part of these Consolidated Financial Statements.

Frontline Ltd.
Consolidated Balance Sheets as of December 31, 2014 and 2013
(in thousands of $)

	2014	2013
ASSETS
Current Assets
Cash and cash equivalents	64,080	53,759
Restricted cash and investments	42,074	68,363
Marketable securities	2,624	3,479
Trade accounts receivable, net	18,943	11,828
Related party receivables	12,637	9,487
Other receivables	16,703	16,180
Inventories	28,920	44,532
Voyages in progress	40,373	46,112
Prepaid expenses and accrued income	3,861	3,858
Investment in finance lease	3,028	2,555
Total current assets	233,243	260,153
Long-term assets
Newbuildings	15,469	29,668
Vessels and equipment, net	56,624	264,804
Vessels and equipment under capital lease, net	550,345	704,808
Investment in unconsolidated subsidiaries and associated companies	60,000	58,658
Deferred charges	696	695
Other long term assets	12	—
Investment in finance lease	45,790	48,819
Total assets	962,179	1,367,605
LIABILITIES AND DEFICIT
Current liabilities
Short-term debt and current portion of long-term debt	165,357	22,706
Current portion of obligations under capital leases	78,989	46,930
Related party payables	55,713	11,419
Trade accounts payable	3,098	13,302
Accrued expenses	22,445	33,401
Deferred charter revenue	490	98
Other current liabilities	2,496	2,916
Total current liabilities	328,588	130,772
Long-term liabilities
Long-term debt	27,500	436,372
Related party payables	109,952	72,598
Obligations under capital leases	564,692	742,418
Deferred gains on sales of vessels	—	1,288
Other long-term liabilities	2,096	2,208
Total liabilities	1,032,828	1,385,656
Commitments and contingencies
Deficit
Share capital (2014: 112,342,989 shares outstanding, par value $1.00. 2013: 86,511,713 shares outstanding, par value $1.00)	112,343	86,512

Additional paid in capital	244,018	149,985
Contributed surplus	474,129	474,129
Accumulated other comprehensive loss	(4,258)	(3,303)
Retained deficit	(897,213)	(734,275)
Total deficit attributable to Frontline Ltd.	(70,981)	(26,952)
Noncontrolling interest	332	8,901
Total deficit	(70,649)	(18,051)
Total liabilities and deficit	962,179	1,367,605

See accompanying Notes that are an integral part of these Consolidated Financial Statements.

Frontline Ltd.
Consolidated Statements of Cash Flows for the years ended December 31, 2014, 2013 and 2012
(in thousands of $)

	2014	2013	2012
Net loss	(171,660)	(191,082)	(83,775)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation	81,471	99,823	114,845
Amortization of deferred charges	627	542	543
Amortization of debt discount	1,629	1,820	—
Contingent rental expense (income)	4,237	(8,726)	—
Debt conversion expense	41,067	12,654	—
Loss from de-consolidation of subsidiaries	12,415	—	—
Gain from sale of assets (including securities)	(24,620)	(22,711)	(16,813)
Equity (gains) losses of unconsolidated subsidiaries and associated companies, net of dividends received	(1,847)	(13,539)	4
Impairment losses on vessels	97,709	103,724	32,042
Unrealized foreign exchange loss (gain)	113	20	(3)
Gain on repurchase of convertible bond debt	(1,486)	—	(4,600)
Provision for doubtful debts	68	55	5,370
Other, net	(1,375)	(529)	168
Changes in operating assets and liabilities:
Trade accounts receivable	(12,462)	11,820	13,557
Other receivables	(623)	(567)	(816)
Inventories	10,736	8,809	(20,107)
Voyages in progress	5,739	7,985	(29,648)
Prepaid expenses and accrued income	(473)	449	1,430
Trade accounts payable	(10,204)	7,327	1,819
Accrued expenses	(1,733)	(11,058)	(6,632)
Deferred charter revenue and other current liabilities	(37)	(4,844)	(548)
Related party balances	26,241	(48,839)	58,397
Other, net	(119)	4,183	3,341
Net cash provided by (used in) operating activities	55,413	(42,684)	68,574
Investing activities
Change in restricted cash	8,396	19,143	13,060
Additions to newbuildings, vessels and equipment	(44,990)	(2,504)	(14,503)
Proceeds from sale of vessels and equipment	53,087	—	10,174
Loans from (to) associated companies	—	250	(250)
Investment in associated companies	—	(6,001)	(13,298)
Proceeds from sale of investment in associated companies	—	242	—
Receipts from finance leases and loans receivable	2,555	2,156	1,824
Impact of re-consolidation of subsidiaries	638	—	—
Proceeds from sale of shares in subsidiaries	49	—	—
Net cash provided by (used in) investing activities	19,735	13,286	(2,993)
Financing activities
Net proceeds from issuance of shares	52,934	4,802	—
Proceeds from long-term debt	30,000	19,798	—

Repayments of long-term debt, convertible bond buy backs and cash payments of debt conversion	(90,612)	(23,781)	(24,921)
Payment of obligations under finance leases	(39,918)	(50,345)	(64,068)
Lease termination (payments) receipts, net	(10,500)	(4,518)	445
Payment of related party loan note	(6,103)	(402)	—
Debt fees paid	(628)	—	—
Net cash used in financing activities	(64,827)	(54,446)	(88,544)
Net change in cash and cash equivalents	10,321	(83,844)	(22,963)
Cash and cash equivalents at beginning of year	53,759	137,603	160,566
Cash and cash equivalents at end of year	64,080	53,759	137,603

Supplemental disclosure of cash flow information:
Interest paid, net of interest capitalized	76,614	91,120	98,991
Income taxes paid	370	493	518

Details of non-cash investing and financing activities in the years ended December 31, 2014, 2013 and 2012 are given in Note 30.

See accompanying Notes that are an integral part of these Consolidated Financial Statements.

Frontline Ltd.
Consolidated Statements of Changes in (Deficit) Equity for the years ended December 31, 2014, 2013 and 2012
(in thousands of $, except number of shares)

	2014	2013	2012
Number of shares outstanding
Balance at the beginning of the year	86,511,713	77,858,502	77,858,502
Shares issued	25,831,276	8,653,211	—
Balance at the end of the year	112,342,989	86,511,713	77,858,502

Share capital
Balance at the beginning of the year	86,512	194,646	194,646
Capital reorganization	—	(116,788)	—
Shares issued	25,831	8,654	—
Balance at the end of the year	112,343	86,512	194,646

Additional paid in capital
Balance at the beginning of year	149,985	821	225,769
Capital reorganization	—	116,788	—
Shares issued	40,091	3,285	—
Debt-for-Equity exchange	54,008	28,930	—
Stock option expense	37	161	821
Loss on sale of subsidiary	(103)	—	—
Transfer to contributed surplus	—	—	(225,769)
Balance at the end of year	244,018	149,985	821

Contributed surplus
Balance at the beginning of year	474,129	474,129	248,360
Transfer from additional paid in capital	—	—	225,769
Balance at the end of year	474,129	474,129	474,129

Accumulated other comprehensive loss
Balance at the beginning of year	(3,303)	(4,155)	(4,779)
Other comprehensive (loss) income	(955)	852	624
Balance at the end of year	(4,258)	(3,303)	(4,155)

Retained deficit
Balance at the beginning of year	(734,275)	(545,766)	(463,012)
Net loss	(162,938)	(188,509)	(82,754)
Balance at the end of year	(897,213)	(734,275)	(545,766)

Total (deficit) equity attributable to Frontline Ltd.	(70,981)	(26,952)	119,675

Noncontrolling interest
Balance at the beginning of year	8,901	11,474	12,495
Impact of sale of shares in subsidiary	153	—	—
Net loss	(8,722)	(2,573)	(1,021)
Balance at the end of year	332	8,901	11,474

Total (deficit) equity	(70,649)	(18,051)	131,149

See accompanying Notes that are an integral part of these Consolidated Financial Statements

Frontline Ltd.
Notes to the Consolidated Financial Statements

1.          GENERAL

Frontline Ltd. (the "Company" or "Frontline") is an international shipping company incorporated in Bermuda as an exempted company under the Bermuda Companies Law of 1981 on June 12, 1992. Up to February 2013, the Company was engaged primarily in the operation of oil tankers and oil/bulk/ore, or OBO carriers, which were configured to carry dry cargo. The Company owns and leases these vessels. As of December 31, 2012, all of the Company's OBO capital lease assets have been disposed of except for one OBO capital lease asset which was terminated in March 2013. The Company operates oil tankers of two sizes: VLCCs, which are between 200,000 and 320,000 dwt, and Suezmax tankers, which are vessels between 120,000 and 170,000 dwt. The Company operates through subsidiaries and partnerships located in the Bahamas, Bermuda, the Cayman Islands, India, the Philippines, the Isle of Man, Liberia, Norway, the United Kingdom and Singapore. The Company is also involved in the charter, purchase and sale of vessels.
The Company's Ordinary Shares are listed on the New York Stock Exchange, the Oslo Stock Exchange and the London Stock Exchange under the symbol of "FRO".
In October 2003, the Company established Ship Finance International Limited ("Ship Finance") in Bermuda. Through transactions executed in January 2004, the Company transferred to Ship Finance ownership of 46 vessel-owning entities each owning one vessel and its corresponding financing, and one entity owning an option to acquire a VLCC. The Company then leased these vessels back on long-term charters. Between May 2004 and March 2007, the Company distributed all of its shareholding in Ship Finance to its shareholders except for 73,383 shares, which represents 0.01% of Ship Finance's total shares.
In February 2008, the Company spun off 17.53% of its holding in its subsidiary Independent Tankers Corporation Limited ("ITCL") to Frontline shareholders in conjunction with the listing of ITCL on the Norwegian over-the-counter ("NOTC") market.
The Company completed a restructuring of its business in December 2011. The restructuring included the sale of 15 wholly-owned special purpose companies ("SPCs"), which together owned five VLCC newbuilding contracts, six VLCCs, including one on time charter, and four Suezmax tankers to Frontline 2012 Limited ("Frontline 2012"). The sale of these SPCs resulted in a loss of $307.0 million, which was recorded in 2011. In addition, the Company obtained agreements with its major counterparts whereby the gross charter payment commitment under existing chartering arrangements on 32 vessels was reduced.
On July 15, 2014, several of the subsidiaries and related entities in the Windsor group (the "Windsor group"), which owned four VLCCs, and was itself owned by ITCL, filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code in the United States Bankruptcy Court in Wilmington, Delaware. The Company had been consolidating the Windsor group under the variable interest entity model and de-consolidated the group on July 15, 2014 as it lost control of the group as a consequence of the Chapter 11 filing. The Windsor group emerged from Chapter 11 in January 2015 at which time all of the debt in the Windsor group was converted into equity and ownership was transferred to the then current bondholders. The Company was appointed as commercial manager in January 2015 for the vessels that were owned by the Windsor group prior to its bankruptcy filing and this will be the Company's only ongoing involvement with the Windsor group.
As of December 31, 2014, our tanker fleet consisted of 22 vessels and comprised of 14 VLCCs (excluding the four vessels in the Windsor group) and eight Suezmax tankers, which were either owned or chartered in. We also had one Suezmax newbuilding on order, nine VLCCs, six Suezmax tankers and one Aframax tanker under commercial management.
2.          ACCOUNTING POLICIES
Basis of accounting
The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. The consolidated financial statements include the assets and liabilities of the Company and its subsidiaries and certain variable interest entities in which the Company is deemed to be the primary beneficiary. All intercompany balances and transactions have been eliminated on consolidation.
A variable interest entity is defined by the accounting standard as a legal entity where either (a) the total  equity at risk is not sufficient to permit the entity to finance its activities without additional subordinated support; (b) equity interest holders as a group lack either i) the power to direct the activities of the entity that most significantly impact on its economic success, ii) the obligation to absorb the expected losses of the entity, or iii) the right to receive the expected residual returns of the entity; or (c) the voting rights of some investors in the entity are not proportional to their economic interests and the activities of the entity involve or are conducted on behalf of an investor with a disproportionately small voting interest.

The accounting standard requires a variable interest entity to be consolidated by its primary beneficiary, being the interest holder, if any, which has both (1) the power to direct the activities of the entity which most significantly impact on the entity's economic performance, and (2) the right to receive benefits or the obligation to absorb losses from the entity which could potentially be significant to the entity.
We evaluate our subsidiaries, and any other entities in which we hold a variable interest, in order to determine whether we are the primary beneficiary of the entity, and where it is determined that we are the primary beneficiary we fully consolidate the entity. We had been consolidating the Windsor group under the variable interest entity model and de-consolidated the group on July 15, 2014 as we lost control of the group as a consequence of its Chapter 11 filing. This resulted is a Loss from de-consolidation of subsidiaries.
The Company accounts for all business combinations by the purchase method. The Company assesses whether it has purchased a business or a group of assets. The Company ascertains the cost of the asset (or net asset) group and allocates that cost to the individual assets (or individual assets and liabilities) that make up the group in accordance with this guidance. For transactions deemed to be a purchase of group of assets, the total cost for the group of assets purchased is allocated to each individual asset based on each assets relative portion of fair value.
Investments in companies over which the Company has the ability to exercise significant influence but does not control are accounted for using the equity method. The Company records its investments in equity-method investees in the consolidated balance sheets as "Investment in unconsolidated subsidiaries and associated companies" and its share of the investees' earnings or losses in the consolidated statements of operations as "Share in results of unconsolidated subsidiaries and associated companies". The excess, if any, of purchase price over book value of the Company's investments in equity method investees is included in the accompanying consolidated balance sheets in "Investment in unconsolidated subsidiaries and associated companies".
The preparation of financial statements in accordance with generally accepted accounting principles requires that management make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Discontinued operations
The Company has determined that an individual vessel within a vessel class is not a component (as defined by accounting standards) as the Company does not believe that the operations of an individual vessel can be clearly distinguished. Generally, the Company believes that all of the vessels in a vessel class represent a component as defined for the purpose of discontinued operations and has presented the operations of the OBOs as discontinued operations since the last remaining lease was terminated during 2013.
Contingent rental expense (income)
The contingent rental expense (income) represents amounts accrued following changes to certain charter parties. In December 2011, the Company and Ship Finance agreed to a rate reduction of $6,500 per day for all vessels leased from Ship Finance under long-term leases for a four year period that commenced on January 1, 2012. The Company will compensate Ship Finance with 100% of any difference between the renegotiated rates and the average vessel earnings up to the original contract rates. In December 2011, the Company also agreed to a rate reduction on four vessels leased from the German KG companies whereby the Company will pay a reduced rate and an additional amount dependent on the actual market rate. The contingent rental expense (income) represents the additional amounts accrued as a result of these charter party amendments.
Cash and cash equivalents
For the purposes of the consolidated balance sheet and the consolidated statement of cash flows, all demand and time deposits and highly liquid, low risk investments with original maturities of three months or less are considered equivalent to cash.
Restricted cash and investments
Restricted cash consists mainly of bank deposits in ITCL, which must be maintained in accordance with contractual arrangements and which may only be used to settle certain pre-arranged loan or lease payments, minimum deposits, management fees and vessel operating costs.

Marketable securities
Marketable equity securities held by the Company are considered to be available-for-sale securities and as such are carried at fair value. Any resulting unrealized gains and losses, net of deferred taxes if any, are recorded as a separate component of other comprehensive income in equity unless the securities are considered to be other than temporarily impaired, in which case unrealized losses are recorded in the income statement.
Inventories
Inventories comprise principally of fuel and lubricating oils and are stated at the lower of cost and market value. Cost is determined on a first-in, first-out basis.
Vessels and equipment
The cost of the vessels less estimated residual value is depreciated on a straight-line basis over the vessels' estimated remaining economic useful lives. The estimated economic useful life of the Company's vessels is 25 years. Other equipment is depreciated over its estimated remaining useful life, which approximates five years. The residual value for owned vessels is calculated by multiplying the lightweight tonnage of the vessel by the market price of scrap per tonne. The market price of scrap per tonne is calculated as the ten year average, up to the date of delivery of the vessel, across the three main recycling markets (Far East, Indian sub continent and Bangladesh). Residual values are reviewed annually.
Vessels and equipment under capital lease
The Company charters in certain vessels and equipment under leasing agreements. Leases of vessels and equipment, where the Company has substantially all the risks and rewards of ownership, are classified as capital leases. Capital leases are capitalized at the inception of the lease at the lower of the fair value of the leased assets and the present value of the minimum lease payments.
Each lease payment is allocated between liability and finance charges to achieve a constant rate on the capital balance outstanding. The interest element of the capital cost is charged to the income statement over the lease period.
When the terms of a lease are modified, other than by renewing the lease or extending its term, the lease is reassessed as if the new terms were in place at inception of the lease. If this results in a different classification of the lease then the modification is considered a new agreement and accounted for as such from the date the modification came into effect. If the provisions of a capital lease are changed in a way that changes the amount of the remaining minimum lease payments, the present balances of the asset and the obligation are adjusted by an amount equal to the difference between the present value of the future minimum lease payments under the revised or new agreement (computed using the interest rate used to recognize the lease initially) and the present balance of the obligation.
Where the provisions of a capital lease contain a floating rate element, such as an index linked rate of hire, then the minimum lease payments are assumed to equal the index at inception of the lease. Any variations in the index, and therefore the payments made, are accounted for as contingent rental income or expense and are taken to the statement of operations in the period in which they become realizable and recorded within 'Contingent rental expense (income)'.
Depreciation of vessels and equipment under capital lease is included within "Depreciation" in the consolidated statement of operations. Vessels and equipment under capital lease are depreciated on a straight-line basis over the vessels' remaining economic useful lives or on a straight-line basis over the term of the lease. The method applied is determined by the criteria by which the lease has been assessed to be a capital lease.
Newbuildings
The carrying value of the vessels under construction ("Newbuildings") represents the accumulated costs to the balance sheet date which the Company has had to pay by way of purchase installments and other capital expenditures together with capitalized interest and associated finance costs. No charge for depreciation is made until the vessel is available for use.

Interest expense
Interest costs are expensed as incurred except for interest costs that are capitalized. Interest expenses are capitalized during construction of newbuildings based on accumulated expenditures for the applicable project at the Company's current rate of borrowing. The amount of interest expense capitalized in an accounting period shall be determined by applying an interest rate ("the capitalization rate") to the average amount of accumulated expenditures for the asset during the period. The capitalization rates used in an accounting period shall be based on the rates applicable to borrowings outstanding during the period. The Company does not capitalize amounts beyond the actual interest expense incurred in the period.
If the Company's financing plans associate a specific new borrowing with a qualifying asset, the Company uses the rate on that borrowing as the capitalization rate to be applied to that portion of the average accumulated expenditures for the asset that does not exceed the amount of that borrowing. If average accumulated expenditures for the asset exceed the amounts of specific new borrowings associated with the asset, the capitalization rate to be applied to such excess shall be a weighted average of the rates applicable to other borrowings of the Company.
Discount on the issuance of debt
Up to July 2014, the Company's term notes are presented net of the discount on the issuance. The discount is being amortized using the effective interest method over the period to maturity of the respective debt. The amortization of the discount is included in interest expense.
Impairment of long-lived assets
The carrying values of long-lived assets held and used by the Company and newbuildings are reviewed whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. Such indicators may include depressed spot rates and depressed second hand tanker values. The Company assesses recoverability of the carrying value of each asset or newbuilding on an individual basis by estimating the future net cash flows expected to result from the asset, including eventual disposal. In developing estimates of future cash flows, the Company must make assumptions about future performance, with significant assumptions being related to charter rates, ship operating expenses, utilization, drydocking requirements, residual values, the estimated remaining useful lives of the vessels and the probability of lease terminations for the vessels held under capital lease. These assumptions are based on historical trends as well as future expectations. If the future net undiscounted cash flows are less than the carrying value of the asset, or the current carrying value plus future newbuilding commitments, an impairment loss is recorded equal to the difference between the asset's or newbuildings carrying value and fair value. In addition, long-lived assets to be disposed of are reported at the lower of carrying amount and fair value less estimated costs to sell.
Deferred charges
Loan costs, including debt arrangement fees, are capitalized and amortized on a straight-line basis over the term of the relevant loan. The straight line basis of amortization approximates the effective interest method in the Company's consolidated statement of operations. Amortization of loan costs is included in interest expense.  If a loan is repaid early, any unamortized portion of the related deferred charges is charged against income in the period in which the loan is repaid.
Trade accounts receivable
Trade and other receivables are presented net of allowances for doubtful balances. If amounts become uncollectible, they are charged against income when that determination is made.
Revenue and expense recognition
Revenues and expenses are recognized on the accruals basis. Revenues are generated from voyage charter, time charter and bareboat charter hires. Voyage revenues are recognized ratably over the estimated length of each voyage and, therefore, are allocated between reporting periods based on the relative transit time in each period. Voyage expenses are recognized as incurred. Probable losses on voyages are provided for in full at the time such losses can be estimated. Time charter and bareboat charter revenues are recorded over the term of the charter as a service is provided. The Company uses a discharge-to-discharge basis in determining percentage of completion for all spot voyages and voyages servicing contracts of affreightment whereby it recognizes revenue ratably from when product is discharged (unloaded) at the end of one voyage to when it is discharged after the next voyage. However, the Company does not recognize revenue if a charter has not been contractually committed to by a customer and the Company, even if the vessel has discharged its cargo and is sailing to the anticipated load port on its next voyage.

Profit share expense represents amounts due to Ship Finance based on 20% (increased to 25% with effect from January 1, 2012) of the excess of vessel revenues earned by the Company over the base hire paid to Ship Finance for chartering in the vessels.
Revenues and voyage expenses of the vessels operating in pool arrangements are pooled and the resulting net pool revenues, calculated on a time charter equivalent basis, are allocated to the pool participants according to an agreed formula on the basis of the number of days a vessel operates in the pool. The pools are responsible for paying voyage expenses and distribute net pool revenues to the participants. Pool revenues are reported net of voyage expenses as voyage charter revenues for all periods presented.
Gain on sale of assets and amortization of deferred gains
Gain on sale of assets and amortization of deferred gains includes losses from the sale of vessels, gains from the termination of leases for vessels which are chartered in and the amortization of deferred gains. Gains (losses) from the sale of assets are recognized when the vessel has been delivered and all risks have been transferred and are determined by comparing the proceeds received with the carrying value of the vessel. Gains (losses) from the termination of leases for vessels which are chartered in are recognized when the lease is effectively terminated and the vessel has been redelivered to the owner.
A deferred gain will arise when the Company enters into a sale-leaseback transaction regarding a vessel and the Company does not relinquish the right to substantially all of the remaining use of the vessel. This deferred gain will be amortized in proportion to the gross rental payments over the minimum term of the lease.
Drydocking
Normal vessel repair and maintenance costs are expensed when incurred. The Company recognizes the cost of a drydocking at the time the drydocking takes place, that is, it applies the "expense as incurred" method.
Derivatives
Changes in the fair values of forward freight agreements, which are entered into for speculative purposes, are recognized in "mark to market on derivatives" in the consolidated statements of operations.
Financial instruments
In determining the fair value of its financial instruments, the Company uses a variety of methods and assumptions that are based on market conditions and risks existing at each balance sheet date. For the majority of financial instruments, including most derivatives and long-term debt, standard market conventions and techniques such as options pricing models are used to determine fair value. All methods of assessing fair value result in a general approximation of value, and such value may never actually be realized.
Foreign currencies
The functional currency of the Company and the majority of its subsidiaries is the U.S. dollar as the majority of revenues and expenditures are denominated in U.S. dollars. The Company's reporting currency is also U.S. dollars. For subsidiaries that maintain their accounts in currencies other than U.S. dollars, the Company uses the current method of translation whereby the statements of operations are translated using the average exchange rate and the assets and liabilities are translated using the year end exchange rate. Foreign currency translation gains or losses are recorded as a separate component of other comprehensive income in equity.
Transactions in foreign currencies during the year are translated into U.S. dollars at the rates of exchange in effect at the date of the transaction. Foreign currency monetary assets and liabilities are translated using rates of exchange at the balance sheet date. Foreign currency non-monetary assets and liabilities are translated using historical rates of exchange. Foreign currency transaction gains or losses are included in the consolidated statements of operations.
Share-based payments
In accordance with the guidance on "Share Based Payments", the Company is required to expense the fair value of stock options issued to employees over the period the options vests. The Company amortizes stock-based compensation for awards on a straight-line basis over which the employee is required to provide service in exchange for the reward - the requisite service (vesting) period. No compensation cost is recognized for stock options for which employees do not render the requisite service.

Earnings per share
Basic EPS is computed based on the income available to common stockholders and the weighted average number of shares outstanding for basic EPS. Diluted EPS includes the effect of the assumed conversion of potentially dilutive instruments.
Investment in finance leases
For capital leases that are sales-type leases, the difference between the gross investment in the lease and the sum of the present values of lease payments and residual value is recorded as unearned lease interest income. The discount rate used in determining the present values is the interest rate implicit in the lease. The present value of the minimum lease payments, computed using the interest rate implicit in the lease, is recorded as the sales price, from which the carrying value of the vessel at the commencement of the lease is deducted in order to determine the profit or loss on sale. The unearned lease interest income is amortized to income over the period of the lease so as to produce a constant periodic rate of return on the net investment in the lease.
Convertible debt
Convertible bond loans issued by the Company include both a loan component (host contract) and an option to convert the loan to shares (embedded derivative).
An embedded derivative, such as a conversion option, may be separated from its host contract and accounted for separately if certain criteria are met including if the contract that embodies both the embedded derivative and the host contract is not measured at fair value, the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract and if a separate instrument with the same terms as the embedded instrument would be a derivative.
If an embedded derivative instrument is separated from its host contract, the host contract shall be accounted for based on generally accepted accounting principles applicable to instruments of that type which do not contain embedded derivative instruments.
A conversion of the bonds at more favorable terms than the original bond is treated as an inducement and the Company recognizes a debt conversion expense equal to the fair value of all securities and other consideration transferred in the transaction in excess of the fair value of securities issuable pursuant to the original conversion terms.
3.          RECENT ACCOUNTING PRONOUNCEMENTS
Accounting Standards Update No. 2014-08-Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360). The amendments in this Update address the issues that (i) too many disposals of small groups of assets that are recurring in nature qualify for discontinued operations presentation under Subtopic 205-20, and (ii) some of the guidance on reporting discontinued operations results in higher costs for preparers because it can be complex and difficult to apply, by changing the criteria for reporting discontinued operations and enhancing convergence of the Financial Accounting Standards Board (FASB) and the International Accounting Standard Board (IASB) reporting requirements for discontinued operations. The Company is required to apply the amendments in this Update prospectively to (i) all disposals (or classifications as held for sale) of components of an entity that occur within annual periods beginning on or after December 15, 2014, and interim periods within those years, and (ii) all businesses or non-profit activities that, on acquisition, are classified as held for sale that occur within annual periods beginning on or after December 15, 2014, and interim periods within those years. The Company is currently considering the impact of these amendments on its consolidated financial statements.
Accounting Standards Update No. 2014-09-Revenue from Contracts with Customers (Topic 606). The FASB and the IASB initiated a joint project to clarify the principles for recognizing revenue and to develop a common revenue standard for U.S. GAAP and IFRS. To meet those objectives, the FASB is amending the FASB Accounting Standards Codification and creating a new Topic 606, Revenue from Contracts with Customers. The amendments in this Update are effective for the Company for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early application is not permitted. The Company is currently considering the impact of these amendments on its consolidated financial statements.
Accounting Standards Update No. 2014-15-Presentation of Financial Statements-Going Concern (Subtopic 205-40). The amendments in this Update provide guidance in U.S. GAAP about management's responsibility to evaluate whether there is substantial doubt about an entity's ability to continue as a going concern and to provide related footnote disclosures and are effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter. Early application is permitted. The Company is currently considering the impact of these amendments on its consolidated financial statements.

Accounting Standards Update No. 2015-02-Consolidation (Topic 810). The amendments in this Update affect reporting entities that are required to evaluate whether they should consolidate certain legal entities. All legal entities are subject to reevaluation under the revised consolidation model. Specifically, the amendments (i) modify the evaluation of whether limited partnerships and similar legal entities are variable interest entities (VIEs) or voting interest entities, (ii) eliminate the presumption that a general partner should consolidate a limited partnership, (iii) affect the consolidation analysis of reporting entities that are involved with VIEs, particularly those that have fee arrangements and related party relationships, and (iv) provide a scope exception from consolidation guidance for reporting entities with interests in certain legal entities. The amendments in this Update are effective for the Company for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2015. The Company is currently considering the impact of these amendments on its consolidated financial statements.
4.            DISCONTINUED OPERATIONS
In December 2012, the Company agreed to an early termination of the time charter out contracts on the two OBO carriers, Front Viewer and Front Guider. The Company also agreed with Ship Finance to terminate the long term charter parties for these two OBO carriers. The charter party for Front Viewer terminated in December 2012 and the charter party for the Front Guider terminated in March 2013. Following the termination of the lease on the Front Guider, the last of the Company's carriers, the results of the OBO carriers have been recorded as discontinued operations. Amounts included in the consolidated statement of operations for the year ended December 31, 2012 have been reclassified in order to conform to the presentation resulting from discontinued operations.
Amounts recorded in respect of discontinued operations in the year ended December 31, 2014, 2013 and 2012 are as follows;

(in thousands of $)	2014	2013	2012
Operating revenues	—	1,840	89,747
Loss on sale of assets	—	(847)	(17,946)
Contingent rental expense	—	—	32,156
Impairment loss on vessels	—	—	27,316
Net loss from discontinued operations	—	(1,204)	(12,544)

The Company recorded an impairment loss of $27.3 million in 2012. This loss relates to four OBO carriers held under capital lease – Front Rider ($4.9 million), Front Climber ($4.2 million), Front Driver ($4.0 million) and Front Guider ($14.2 million). The impairment loss recorded on each vessel is equal to the difference between the asset's carrying value and estimated fair value. Three of these leases were terminated during 2012 and one lease was terminated during 2013.
5.          LOSS ON DE-CONSOLIDATION OF SUBSIDIARIES

On July 15, 2014, several of the subsidiaries and related entities in the Windsor group, which owned four VLCCs, filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code in the United States Bankruptcy Court in Wilmington, Delaware. The Company had been consolidating the Windsor group under the variable interest entity model and de-consolidated the group on July 15, 2014 as it lost control of the group as a consequence of the Chapter 11 filing and recorded a loss of $12.4 million in the third quarter of 2014. The loss comprises the net investment in the Windsor group at the time of de-consolidation and $8.8 million relating to the accelerated amortization of the debt discount on the 7.84% First Preferred Mortgage Term Notes. The Windsor group emerged from Chapter 11 in January 2015 at which time all of the debt in the Windsor group was converted into equity and ownership was transferred to the then current bondholders. The Company was appointed as commercial manager in January 2015 for the vessels that were owned by the Windsor group prior to its bankruptcy filing and this will be the Company's only ongoing involvement with the Windsor group.
6.          SEGMENT INFORMATION

The Company and the chief operating decision maker ("CODM") measure performance based on the Company's overall return to shareholders based on consolidated net income. The CODM does not review a measure of operating result at a lower level than the consolidated group. Consequently, the Company has only one reportable segment: crude oil tankers.
The Company's management does not evaluate performance by geographical region as this information is not meaningful.

The Company operated in two markets up to the termination in March 2013 of the lease for Front Guider, being the last OBO carrier chartered in by the Company. We currently operate in the tanker market as an international provider of seaborne transportation of crude oil cargoes only.
During the year ended December 31, 2014, one customer represented 14% of consolidated operating revenues and one customer represented 10% of our consolidated operating revenues (2013: no customer represented more than 10% of our consolidated operating revenues and 2012: one customer represented 18% of our consolidated operating revenues).
7.          IMPAIRMENT OF LONG-TERM ASSETS

The Company continually monitors events and changes in circumstances that could indicate that the carrying amounts of each of its vessels and equipment may not be recoverable.
During 2014, the Company identified three vessels held under capital lease and one owned vessel, where the future estimated cash flows for each vessel were less than the carrying value and, therefore, not fully recoverable. The Company recorded an impairment loss of $97.7 million in 2014. This loss relates to three vessels leased from Ship Finance and recorded as vessels under capital lease - Front Opalia ($27.8 million), Front Commerce ($26.7 million) and Front Comanche ($30.7 million) and one vessel owned by a wholly-owned subsidiary of ITCL - Ulriken (ex Antares Voyager) ($12.4 million). The impairment loss recorded on the vessels held under capital lease vessel is equal to the difference between the asset's carrying value and estimated fair value. In July 2014, it was agreed that the leases on these vessels would be terminated, with expected termination in the fourth quarter of 2014 subject to normal closing conditions, and a 100% lease termination probability was assigned to these three vessels as of September 30, 2014. The leases on these three vessels were terminated in the fourth quarter of 2014. In September 2014, Golden State Petroleum Corporation, or Golden State, a wholly-owned subsidiary of ITCL, entered into an agreement to sell the Ulriken to an unrelated third party and the vessel was delivered in October 2014. The Company recorded an impairment loss of $12.4 million in the nine months end September 30, 2014 equal to the difference between the vessel's carrying value and the net sales price of $26.0 million.
During 2013, the Company identified three vessels held under capital lease where the future estimated cash flows for each vessel were less than the carrying value and, therefore, not fully recoverable. The Company recorded an impairment loss of $103.7 million in 2013. The loss relates to three vessels leased from Ship Finance and recorded as vessels under capital lease - Golden Victory ($45.6 million), Front Champion ($42.5 million) and Front Century ($15.6 million). The impairment loss recorded on each vessel was equal to the difference between the asset's carrying value and estimated fair value. The leases on Front Champion and Golden Victory were terminated in November 2013 and a 100% lease termination probability was assigned to these two vessels as of September 30, 2013. The fair value of Front Century was determined using discounted expected future cash flows from the leased vessel. The Company recorded a net gain of $13.8 million on the termination of the leases in the fourth quarter of 2013.
During 2012, the Company identified five vessels held under capital lease where they believed that future cash flows for each vessel was less than the carrying value and, therefore, not fully recoverable. The Company recorded an impairment loss of $32.0 million in 2012. This loss relates to four OBO carriers – Front Rider ($4.9 million), Front Climber ($4.2 million), Front Driver ($4.0 million), Front Guider ($14.2 million) and one Suezmax tanker Front Pride ($4.7 million). The impairment loss recorded on each vessel is equal to the difference between the asset's carrying value and estimated fair value. three of these leases were terminated during 2012. The leases on Front Guider and Front Pride were terminated during 2013. The impairment loss in respect of OBO carriers is included in discontinued operations.
8.          INCOME TAXES
Bermuda
Under current Bermuda law, the Company is not required to pay taxes in Bermuda on either income or capital gains. The Company has received written assurance from the Minister of Finance in Bermuda that, in the event of any such taxes being imposed, the Company will be exempted from taxation until March 31, 2035.
United States
The Company does not accrue U.S. income taxes as the Company is not engaged in a U.S. trade or business and is exempted from a gross basis tax under Section 883 of the U.S. Internal Revenue Code.

A reconciliation between the income tax expense resulting from applying the U.S. Federal statutory income tax rate and the reported income tax expense has not been presented herein as it would not provide additional useful information to users of the financial statements as the Company's net income is subject to neither Bermuda nor U.S. tax.
Other Jurisdictions
Certain of the Company's subsidiaries in Singapore, Norway, India and the United Kingdom are subject to income tax in their respective jurisdictions. The tax paid by subsidiaries of the Company that are subject to income tax is not material.
The Company does not have any unrecognized tax benefits, material accrued interest or penalties relating to income taxes.
9.          EARNINGS PER SHARE
The computation of basic EPS is based on the weighted average number of shares outstanding during the year and net income attributable to Frontline Ltd.. The exercise of stock options using the treasury stock method was anti-dilutive for 2014, 2013 and 2012 as the exercise price was higher than the share price at December 31, 2014, 2013 and 2012, therefore, 125,000, 670,900 and 629,233 shares, respectively, were excluded from the denominator in each calculation. The convertible bonds using the if-converted method were anti dilutive for the years ended December 31, 2014, 2013 and 2012, therefore, 3,465,849, 5,197,406 and 5,881,275 shares, respectively, were excluded from the denominator in each calculation.
The components of the numerator for the calculation of basic EPS and diluted EPS for net loss from continuing operations, net loss from discontinued operations and net loss attributable to Frontline Ltd. are as follows:

(in thousands of $)	2014	2013	2012
Net loss from continuing operations, excluding loss attributable to noncontrolling interest	(162,938)	(187,305)	(70,210)
Net loss from discontinued operations	—	(1,204)	(12,544)
Net loss attributable to Frontline Ltd.	(162,938)	(188,509)	(82,754)

The components of the denominator for the calculation of basic EPS and diluted EPS are as follows:

(in thousands)	2014	2013	2012
Weighted average number of ordinary shares	99,939	79,751	77,859

10.      GAIN ON SALE OF ASSETS AND AMORTIZATION OF DEFERRED GAINS

Gain on sale of assets and amortization of deferred gains in each of the three years ended December 31, may be summarized as follows;
(in thousands of $)	2014	2013	2012
Net gain on lease terminations	40,382	21,237	21,806
Net loss on sale of vessels	(15,762)	—	(2,109)
Amortization of deferred gains	—	2,321	15,062
	24,620	23,558	34,759

11.          LEASES

As of December 31, 2014, the Company leased in 21 vessels on long-term time charters from third parties and related parties. All of these long-term charters are classified as capital leases.

Rental expense
The Company is committed to make rental payments under operating leases for office premises. The future minimum rental payments under the Company's non-cancelable operating leases are as follows:
(in thousands of $)
Year ending December 31,
2015	1,908
2016	642
2017	508
2018	350
2019	334
Thereafter	1,586
Total minimum lease payments	5,328

Total rental expense for operating leases was $2.2 million, $6.6 million and $40.0 million for the years ended December 31, 2014, 2013 and 2012, respectively.
In January 2011, the Company sold the VLCC Front Shanghai and chartered the vessel, which was renamed the Gulf Eyadah, in on a two year time charter at a rate of $35,000 a day. A deferred gain of nil, nil and $7.9 million was recognized in 2014, 2013 and 2012, respectively. In addition, a gain on sale of $6.4 million was recorded in 2011. The vessel was redelivered to its owner in December 2012. In March 2011, the VLCC Front Eagle, which had been classified as a vessel under a capital lease, was purchased and then sold to a third party with delivery in the second quarter of 2011. The Company chartered back this vessel, which was renamed the DHT Eagle, on a two year time charter at a rate of $32,500 per day. A deferred gain of nil, $2.3 million and $7.2 million was recognized in 2014, 2013 and 2012, respectively. In addition, a gain on sale of $3.2 million was recorded in 2011. The VLCC Hampstead was redelivered to its owner in April 2012.
During 2011 and January 2012, the Company redelivered four vessels which had been chartered in under operating leases from special purpose lessor entities which were established and are owned by independent third parties who provide financing through debt and equity participation. Charter hire expenses for these operating leases were nil, nil and $0.04 million for the years ended December 31, 2014, 2013 and 2012, respectively.
Rental income
The minimum future revenues to be received on time charter, which are accounted for as operating leases and other contractually committed income as of December 31, 2014 are as follows:

(in thousands of $)
2015	4,435
2016	—
2017	—
2018	—
2019	—
Thereafter	—
Total minimum lease payments	4,435

The cost and accumulated depreciation of the vessels leased to third parties as of December 31, 2014 were approximately $46.2 million and $33.2 million, respectively, and as of December 31, 2013 were approximately $166.3 million and $28.8 million, respectively.

12.          INVESTMENT IN FINANCE LEASE
As of December 31, 2014, one of the Company's vessels was accounted for as a sales-type lease (2013: one). The following lists the components of the investment in sales-type lease as at December 31.

(in thousands of $)	2014	2013
Net minimum lease payments receivable	67,145	78,452
Estimated residual values of leased property (unguaranteed)	20,320	20,320
Less: unearned income	(38,647)	(47,398)
Total investment in sales-type lease	48,818	51,374
Current portion	3,028	2,555
Long-term portion	45,790	48,819
	48,818	51,374

The minimum future gross revenues to be received under the Company's non-cancelable sales-type lease as of December 31, 2014 are as follows:

(in thousands of $)
2015	11,307
2016	11,338
2017	11,307
2018	11,307
2019	11,307
Thereafter	10,579
Total minimum lease revenues	67,145

The counterparty to the lease is a state-owned oil company which the Company has deemed to have a low credit risk.

13.          MARKETABLE SECURITIES

Marketable securities held by the Company are equity securities considered to be available-for-sale securities.

(in thousands of $)	2014	2013
Cost	2,830	2,707
Accumulated net unrealized (loss) gain	(206)	772
Fair value	2,624	3,479

During 2013, the Company received 108,069 shares in Avance Gas Holdings Limited ("Avance Gas") as a stock dividend from its investment in Frontline 2012.
During 2014, the Company received 12,374 shares in Knightsbridge Shipping Limited ("Knightsbridge") as partial settlement of Restricted Stock Units ("RSU") granted by Knightsbridge to ICB Shipping (Bermuda) Limited in its capacity as Manager. During 2013, the Company received 8,766 shares as partial settlement of RSUs. No payment was given for these shares and $0.01 million and $0.06 million was recorded in "Other income" in 2014 and 2013, respectively.
The net unrealized loss on marketable securities included in comprehensive income is $0.2 million (2013: $0.8 million gain).
The cost of sale of available-for-sale marketable securities is calculated on an average cost basis. Realized gains and losses are recorded as gain on sale of securities in the consolidated statement of operations.

14.          TRADE ACCOUNTS RECEIVABLE, NET

Trade accounts receivable are presented net of allowance for doubtful accounts relating to freight and demurrage claims. Movements in the allowance for doubtful accounts in the three years ended December 31, 2014 may be summarized as follows;

(in thousands of $)
Balance at December 31, 2011	(4,487)
Additions charged to income	(6,033)
Deductions credited to income	663
Balance at December 31, 2012	(9,857)
Additions charged to income	(55)
Balance at December 31, 2013	(9,912)
Additions charged to income	(68)
Balance at December 31, 2014	(9,980)

15.          OTHER RECEIVABLES

(in thousands of $)	2014	2013
Agent receivables	4,440	5,065
Claims receivables	7,553	4,938
Other receivables	4,710	6,177
	16,703	16,180

Other receivables are presented net of allowances for doubtful accounts amounting to nil and nil as of December 31, 2014 and 2013.
16.          NEWBUILDINGS

The carrying value of newbuildings represents the accumulated costs which the Company has paid by way of purchase installments and other capital expenditures together with capitalized loan interest. Movements in the three years ended December 31, 2014 may be summarized as follows:

(in thousands of $)
Balance at December 31, 2011	13,049
Installments and newbuilding supervision fees paid	12,936
Interest capitalized	928
Balance at December 31, 2012	26,913
Installments and newbuilding supervision fees paid	572
Interest capitalized	2,183
Balance at December 31, 2013	29,668
Installments and newbuilding supervision fees paid	42,130
Interest capitalized	411
Transfers to Vessels and Equipment	(56,740)
Balance at December 31, 2014	15,469

In April 2014, the Company agreed with Rongsheng shipyard to swap its two Suezmax newbuildings on order with two similar Suezmax vessels from the same shipyard at a lower contract price. Installments paid to date have been allocated to the new vessels.

On May 19, 2014, the Company took delivery of the first Suezmax newbuildings, Front Ull.

17.          VESSELS AND EQUIPMENT

Movements in the three years ended December 31, 2014 may be summarized as follows:

(in thousands of $)	Cost	Accumulated Depreciation	Net Carrying Value
Balance at December 31, 2011	459,312	(147,020)	312,292
Purchase of vessels and equipment	730	—
Disposal of vessels and equipment	(51,960)	40,290
Other movements	443	(341)
Depreciation	—	(18,508)
Balance at December 31, 2012	408,525	(125,579)	282,946
Purchase of vessels and equipment	374	—
Other movements	(531)	449
Depreciation	—	(18,434)
Balance at December 31, 2013	408,368	(143,564)	264,804
Purchase of vessels and equipment	542	—
Transfers from Newbuildings	56,740	—
Effect of de-consolidation of subsidiaries	(224,602)	49,803
Other movements	(936)	854
Depreciation	—	(11,082)
Impairment loss	(62,153)	49,728
Disposals	(117,297)	50,223
Balance at December 31, 2014	60,662	(4,038)	56,624

At December 31, 2014, the Company owned one vessel (2013: nine vessels, including three vessels owned by subsidiaries accounted for under the equity method).
In March 2014, a subsidiary of ITCL entered into an agreement to sell the VLCC Ulysses (ex-Phoenix Voyager) to an unrelated third party. The vessel was delivered to the buyer on March 11, 2014 and we recorded a loss of $15.7 million in the first quarter of 2014.
In May 2014, the Company took delivery of its first Suezmax newbuilding, Front Ull.
On July 15, 2014, several of the subsidiaries and related entities in the Windsor group, which owned four VLCCs, filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code in the United States Bankruptcy Court in Wilmington, Delaware. The Company had been consolidating the Windsor group under the variable interest entity model and de-consolidated the group on July 15, 2014 as it lost control of the group as a consequence of the Chapter 11 filing.
In September 2014, the Company agreed to sell the VLCC Ulriken (ex Antares Voyager) to an unrelated third party and recorded an impairment loss of $12.4 million in the third quarter. The vessel was delivered to the new owners in October 2014.
Pursuant to an early termination agreement between three of the Company's subsidiaries, which were accounted for under the equity method: (i) the bareboat charters for the Altair Voyager, Cygnus Voyager and Sirius Voyager were terminated as of October 1, 2014; (ii) the charter hire payments paid in connection with the early termination agreement were used to redeem the remaining outstanding debt related to these vessels; and (iii) the three vessels were sold.
In March 2012, the Company sold its 1993-built double hull Suezmax tanker, Front Alfa, to an unrelated third party and recognized a loss of $2.1 million in the first quarter of 2012. An impairment loss for this vessel of $24.8 million was recorded in the third quarter of 2011.

18.          VESSELS UNDER CAPITAL LEASE, NET

Movements in the three years ended December 31, 2014 may be summarized as follows:
(in thousands of $)	Cost	Accumulated Depreciation	Net Carrying Value
Balance at December 31, 2011	2,073,779	(1,051,607)	1,022,172
Disposals	(110,625)	100,806
Impairment loss	(32,042)	—
Lease modification	9,115	—
Depreciation	—	(96,337)
Balance at December 31, 2012	1,940,227	(1,047,138)	893,089
Disposals	(159,016)	155,848
Impairment loss	(153,508)	49,784
Depreciation	—	(81,389)
Balance at December 31, 2013	1,627,703	(922,895)	704,808
Impairment loss	(204,260)	118,976
Additions	1,210	—
Depreciation	—	(70,389)
Balance at December 31, 2014	1,424,653	(874,308)	550,345

The outstanding obligations under capital leases are payable as follows:

(in thousands of $)
Year ending December 31,
2015	82,402
2016	139,256
2017	102,451
2018	96,292
2019	87,690
Thereafter	330,064
Minimum lease payments	838,155
Less: imputed interest	(194,474)
Present value of obligations under capital leases	643,681

As of December 31, 2014, the Company held 21 vessels under capital leases (2013: 24 vessels), of which 17 (2013: 20 vessels) are leased from Ship Finance. These leases are for initial terms that range from 12 to 22 years. The remaining periods on these leases at December 31, 2014 range from 1 to 12 years.
Four of these vessels (2013: four) are leased by the Company from special purpose lessor entities, which were established and are owned by independent third parties who provide financing through debt and equity participation. Each entity owns one vessel, which is leased to the Company, and has no other activities. Prior to the adoption of ASC 810, these special purpose entities were not consolidated by the Company. The Company has determined that these entities are variable interest entities. The determination of the primary beneficiary of a variable interest entity requires knowledge of the participations in the equity of that entity by individual and related equity holders. Our lease agreements with the leasing entities do not give us any right to obtain this information and the Company has been unable to obtain this information by other means. Accordingly the Company is unable to determine the primary beneficiary of these leasing entities. As of December 31, 2014, the original cost to the lessor of the assets under such arrangements was $258.0 million (2013: $258.0 million). The lessor has options to put these vessels to the Company at the end of the lease term. As of December 31, 2014 and 2013, the Company's residual value guarantees associated with these leases, which represent the maximum exposure to loss, are $36.0 million. These remaining lease obligations, and with the residual value guarantees, are recorded as short-term as at December 31, 2014.

Put options on vessels leased under leases classified as capital leases are recorded as part of the lease's minimum lease payments. Lease liabilities are amortized so that the remaining balance at the date the put option becomes exercisable is equal to the put option amount. An additional liability is recognized based on the amount, if any, by which the put option price exceeds the fair market value of the related vessel. As of December 31, 2014, no such additional liability had arisen. On December 30, 2011, the Company agreed to a rate reduction on all these vessels whereby the Company will pay a reduced rate and an additional amount (contingent rental expense) dependent on the actual market rate. The contingent rental expense recorded on these vessels arises when the actual rate paid by the Company fluctuates from the minimum lease rentals. Annual renewals which were at the owners option were replaced with a fixed term of January 1, 2012 to December 31, 2015 and the purchase options that the Company had previously held were removed. A profit share payment will be due at the end of the lease based on 25% of the excess of the aggregate of market index rates over the aggregate of the original rates. In 2014, 2013 and 2012 a total profit share of nil was recorded. The following table discloses information about the Company's activity with these non-consolidated lessor entities in the three year period ended December 31, 2014:

(in thousands of $)	2014	2013	2012
Repayments of principal obligations under capital leases	12,948	12,260	11,665
Contingent rental expense (income)	4,237	(7,761)	2,436
Interest expense for capital leases	4,429	5,389	6,301
Deferred lease obligation	—	—	3,795

In March 2011, the Company exercised its option to purchase the VLCC Front Eagle and simultaneously sold the vessel for $67.0 million, with delivery in the second quarter of 2011, and leased back the vessel under a two year operating lease. The transaction was accounted for as a sale and leaseback transaction. Deferred gains of nil, $2.3 million and $7.2 million were recognized in 2014, 2013 and 2012, respectively. In addition, a gain on sale of $3.2 million was recorded in 2011. There was no unamortized deferred gain at December 31, 2014.
At December 31, 2014, the Company has five double hull Suezmax tankers and 12 double hull VLCCs on long-term fixed rate leases with Ship Finance which expire from 2018-2027 dependent upon the age of the vessels. The leases contain no optional termination periods, purchase options or put options. In November 2014, the Company terminated the leases on three vessels, Front Comanche, Front Commerce and Front Opalia. The Company recorded an impairment loss of $85.3 million in 2014 in respect of these three vessels.
In 2013, the Company recorded an impairment loss of $103.7 million in respect of three VLCCs. The leases on two vessels, Front Champion and Golden Victory, were terminated in November 2013. The lease on one Suezmax tanker, Front Pride, was terminated in March 2013 and an impairment charge of $4.7 million was recognized in 2012 in respect of this vessel.
In 2012, the Company recorded an impairment loss of $32.0 million, of which $27.3 million was recorded in discontinued operations. This loss was in respect of four OBO vessels and one double hull Suezmax, three of these OBO vessels had been disposed of by December 31, 2012. In December 2012, Ship Finance and the Company agreed to terminate the lease of the OBO vessel Front Guider at the end of its then current voyage. This was treated as a lease modification in 2012. The lease was reassessed and remained a capital lease and capital lease obligations increased by $9.1 million, with a corresponding increase in vessels under capital lease. A lease termination payment of $10.8 million was paid on December 27, 2012. An impairment loss of $14.2 million was recorded in respect of Front Guider and this amount is included in the total impairment loss recorded in 2012 of $32.0 million.
The Company has entered into charter ancillary agreements with Ship Finance in connection with the leased vessels whereby the Company agrees to pay Ship Finance a profit sharing payment equal to 20% of the charter revenues earned by the Company in excess of the daily base charter hire paid to Ship Finance. In December 2011, the Company and Ship Finance agreed to a rate reduction of $6,500 per day for all vessels leased from Ship Finance under long-term leases for a four year period that commenced on January 1, 2012. The Company paid Ship Finance up front compensation of $106.0 million on December 30, 2011, of which $50.0 million was a non-refundable prepayment of profit share and $56.0 million was a release of restricted cash serving as security for charter payments. The Company will compensate Ship Finance with 100% of any difference between the renegotiated rates and the average vessel earnings up to the original contract rates (contingent rental expense). At December 31, 2014, the contingent rental expense due to Ship Finance is $32.7 million (2013: nil). In addition, the profit share above the original threshold rates was increased from 20% to 25%. As a result of this, obligations under capital leases and vessels under capital leases have been reduced by $126.5 million at December 31, 2011. Obligations under capital leases have also been reduced by the $106.0 million compensation payment to Ship Finance. In the year ended December 31, 2014, total profit share due to Ship Finance was nil and so the $50.0 million non-refundable prepayment of profit share in December 2011 remains unchanged at December 31, 2014. Profit share will only be recognized in the financial statements when the accrued profit share is more than the non-refundable prepayment of profit share.

19.          EQUITY METHOD INVESTMENTS

As of December 31, the Company had the following participation in investments that are recorded using the equity method:
	2014	2013
CalPetro Tankers (Bahamas I) Limited	—%	100%
CalPetro Tankers (Bahamas II) Limited	—%	100%
CalPetro Tankers (IOM) Limited	—%	100%
VLCC Chartering Ltd	50%	—%
Frontline 2012 Ltd.	5.6%	5.4%

In October 2014, we formed VLCC Chartering Ltd. ("VLCC Chartering"), a 50/50 joint venture company with Tankers International LLC ("TI"). Our investment in VLCC Chartering is $200.
CalPetro Tankers (Bahamas I) Limited, CalPetro Tankers (Bahamas II) Limited and CalPetro Tankers (IOM) Limited (together the "CalPetro group") were incorporated in 1994 for the purpose of acquiring three oil tankers from Chevron Transport Corporation ("Chevron") and these vessels were concurrently chartered back to Chevron on long-term bare boat charter agreements, which gave Chevron the option to buy each of the vessels for $1 at the expiry of the leases in April 2015. Up to October 1, 2014, the Company had determined it was not the primary beneficiary of these variable interest entities due to the fixed rate, bare boat charters and the bargain purchase options held by Chevron, and had accounted for these entities under the equity method. Pursuant to an early termination agreement between the CalPetro group and Chevron: (i) the bareboat charters for the Altair Voyager, Cygnus Voyager and Sirius Voyager were terminated as of October 1, 2014; (ii) the charter hire payments paid in connection with the early termination agreement were used to redeem the remaining outstanding debt related to these vessels; and (iii) the three vessels were sold. The Company determined it was the primary beneficiary of the CalPetro group following the execution of the early termination agreement at which time they were consolidated by the Company and cash of $1.3 million became available to the Company, of which $0.7 million had been held in restricted cash. There were no other assets or liabilities.
In 2014, Frontline 2012 purchased 6.8 million of its own shares and holds them as treasury stock. This increased the Company's ownership from 5.4% to 5.6%.
In January 2013, the Company sold its 50% shareholding in Orion Tankers Ltd for book value of $242,000.
In January 2013, the Company paid $6.0 million for 1,143,000 shares in a private placement by Frontline 2012 of 59 million new ordinary shares at a subscription price of $5.25 per share. Following the private placement, the Company's ownership in Frontline 2012 was reduced from 7.9% to 6.3%. The Company recognized a gain on the dilution of its ownership of $5.2 million in the first quarter of 2013, which is recognized in 'Equity gains (losses) of unconsolidated subsidiaries and associated companies'.
In September 2013, Frontline 2012 completed a private placement of 34.1 million new ordinary shares of $2.00 par value at a subscription price of $6.60. The Company did not participate in this private placement and its ownership decreased from 6.3% to 5.4%. The Company recognized a gain on the dilution of its ownership of $4.7 million in the third quarter of 2013.
In October 2013, Frontline 2012 paid a stock dividend of one share in Avance Gas for every 124.55 shares held in Frontline 2012. The Company received 108,069 shares valued at $1.3 million, which was credited against the investment and recorded in marketable securities.
At December 31, 2014, the quoted value of the Company's investment in Frontline 2012 was $71.3 million (2013: $109.9 million). The amount of retained earnings at December 31, 2014 that represents undistributed earnings of Frontline 2012 is $15.7 million (2013: $13.1 million).
Summarized financial statements of Frontline 2012 are as follows:

(in thousands of $)	2014	2013
Current assets	417,985	480,177
Non current assets	2,083,783	1,193,803
Current liabilities	232,877	108,852
Non current liabilities	821,541	501,971

(in thousands of $)	2014	2013	2012
Operating revenues	275,258	133,900	140,849
Net operating income	46,731	65,755	25,673
Net income	84,511	69,499	8,055

Cash dividends of $2.0 million were received from equity method investees in 2014 (2013: nil, 2012: nil). No stock dividends were received in 2014 (2013: $1.3 million, 2012: nil).
Summarized financial statements of investees of which the Company has determined it is not the primary beneficiary and accounts for under the equity method as of December 31, is as follows:

(in thousands of $)	2014	2013
Current assets	—	15,457
Non current assets	—	5,132
Current liabilities	—	9,981
Non current liabilities	—	9,525

(in thousands of $)	2014	2013	2012
Net operating revenues	931	1,651	2,473
Net operating income	691	1,353	2,155
Net loss	(585)	(538)	(544)

20.          DEFERRED CHARGES

(in thousands of $)	2014	2013
Debt arrangement fees	12,464	11,836
Accumulated amortization	(11,768)	(11,141)
	696	695

21.          ACCRUED EXPENSES

(in thousands of $)	2014	2013
Voyage expenses	10,092	11,027
Ship operating expenses	4,689	5,614
Administrative expenses	1,493	1,297
Interest expense	2,556	12,429
Taxes	491	325
Contingent rental expense	3,009	2,615
Other	115	94
	22,445	33,401

22.          DEBT

(in thousands of $)	2014	2013
U.S. dollar denominated floating rate debt	29,500	—
U.S. dollar denominated fixed rate debt:
4.5% convertible bond due 2015	126,700	190,000
8.04% First Preferred Mortgage Term Notes	36,657	83,240
7.84% First Preferred Mortgage Term Notes	—	196,240
Unamortized discount on issuance of 7.84% First Preferred Mortgage Term Notes	—	(10,402)
Total debt	192,857	459,078
Current portion of long-term debt	(165,357)	(22,706)
Long term portion of debt	27,500	436,372

Movements in debt in each of the three years ended December 31, 2014, maybe summarized as follows:

(in thousands of $)
Balance at December 31, 2011	513,513
4.5% convertible bond - buy-back	(10,000)
Loan repayments	(19,521)
Balance at December 31, 2012	483,992
4.5% convertible bond - debt-for-equity swap	(25,000)
Loan repayments	(21,531)
Issuance of 7.84% First Preferred Mortgage Term Notes	32,019
Discount on issuance of 7.84% First Preferred Mortgage Term Notes	(12,222)
Amortization of discount on issuance of 7.84% First Preferred Mortgage Term Notes	1,820
Balance at December 31, 2013	459,078
4.5% convertible bond - buy-back	(17,800)
4.5% convertible bond - debt-for-equity swaps	(45,500)
Loan repayments	(54,732)
Loan draw downs	30,000
Effect of de-consolidation of subsidiaries - 7.84% First Preferred Mortgage Term Notes	(179,818)
Amortization of discount on issuance of 7.84% First Preferred Mortgage Term Notes	1,629
Balance at December 31, 2014	192,857

The weighted average interest rate for floating rate debt denominated in U.S. dollars was 2.8% as of December 31, 2014. The Company had no floating rate debt at December 31, 2013.
U.S. DOLLAR DENOMINATED FIXED RATE DEBT
4.5% Convertible Bonds due 2015
In March 2012, the Company purchased $10.0 million notional value of its convertible bonds for a purchase price of $5.4 million. The Company recognized a gain of $4.6 million, included in Other non-operating items, in the first quarter of 2012. After the purchase, the Company held 4.4% of the convertible bonds outstanding. The convertible bonds have been presented net of the bonds owned.
In October 2013, the Company exchanged $25.0 million notional value of its convertible bonds for an aggregate of 6,474,827 shares and a cash payment of $2.25 million. As the conversion was agreed at more favorable terms than the original bond and there was a time constraint, this was treated as an inducement and the Company recognized $12.7 million, being the difference between the fair value of the original conversion rights compared with the fair value of the induced conversion terms, as a debt conversion expense in 2013.

In October 2014, the Company purchased $17.8 million notional value of its convertible bonds for a purchase price of $16.3 million. The Company recognized a gain of $1.5 million, included in Other non-operating items, in the final quarter of 2014. After the purchase, the Company held 23.5% of the convertible bonds outstanding. The convertible bonds have been presented net of bonds owned.
In October 2014, the Company exchanged $23.0 million of the outstanding principal amount of the Company's convertible bonds for an aggregate of 8,251,724 shares, at a price of $1.45 per share, and a cash payment of $10.0 million plus accrued interest. In December 2014, the Company exchanged $22.5 million of the outstanding principal amount of the Company's convertible bonds for an aggregate of 4,744,752 shares, at a price of $2.62 per share, and a cash payment of $9.6 million plus accrued interest. The conversion price of the convertible bonds at the time of both transactions was $36.5567. As the conversions were agreed at more favorable terms than the original bond and there were time constraints, they were treated as inducements and the Company recognized the difference between the fair value of the original conversion rights compared with the fair value of the induced conversion terms, as a debt conversion expense of $41.1 million in 2014.
7.84% First Preferred Mortgage Term Notes
In July and August 2008, ITCL purchased three tranches of the Windsor Petroleum Transport Corporation 7.84% term notes on the open market. In 2013, ITCL sold its full holding of the term notes for net proceeds of $19.8 million. The difference of $12.2 million between the outstanding principal balance of $32.0 million and the net proceeds is recorded as a discount on issuance of debt. This discount is being amortized over the period of the term notes and $1.6 million was recorded as interest expense in 2014. The effective interest rate of the debt discount is 7.84%.
On July 15, 2014, the Company de-consolidated the Windsor group (see Note 5) and the outstanding balance on the term notes of $179.8 million was removed from the balance sheet. These term notes are non-recourse to the Company.
U.S. DOLLAR DENOMINATED FLOATING RATE DEBT
$60.0 million term loan facility
In June 2014, the Company entered into a $60.0 million term loan facility to part finance its two Suezmax newbuildings. The Company drew down $30.0 million in the third quarter for the vessel delivered in the second quarter and drew down $30.0 million in January 2015 upon delivery of the second newbuilding. Repayments are made on a quarterly basis, each in an amount equaling 1/60th of the amount drawn, with a balloon payment on the final maturity date in June 2017. The interest rate, based on LIBOR plus a margin, was 2.8% as of December 31, 2014.The loan agreement contains a loan-to-value clause, which could require the Company to post collateral or prepay a portion of the outstanding borrowings should the value of the vessels securing the borrowings decrease below a required level. In addition, the loan agreement requires the vessel owning subsidiaries to maintain a certain level of free cash and maintain positive working capital and it contains a cross default provision regarding the Company's convertible loan. Failure to comply with any of the covenants could result in a default, which would permit the lender to accelerate the maturity of the debt and to foreclose upon any collateral securing the debt. The Company was in compliance with all of the financial and other covenants as of December 31, 2014.
The outstanding debt as of December 31, 2014 is repayable as follows:

(in thousands of $)
Year ending December 31,
2015	165,357
2016	2,000
2017	25,500
2018	—
2019	—
Thereafter	—
192,857

U.S. DOLLAR DENOMINATED FIXED RATE DEBT
4.5% Convertible Bonds due 2015
On March 26, 2010, the Company announced the private placement of $225 million of convertible bonds and the offering of the bonds closed on April 14, 2010. The senior, unsecured convertible bonds have an annual coupon of 4.50%, which is paid quarterly in arrears and had a conversion price of $39.00. The bonds may be converted to the Company's Ordinary Shares by the holders at anytime up to 10 banking days prior to April 14, 2015. The applicable USD/NOK exchange rate has been set at 6.0448. The Company declared a dividend of $0.75 per share on May 21, 2010. The conversion price was adjusted from $39.00 to $38.0895 effective June 2, 2010 which was the date the shares traded ex-dividend. The Company declared a dividend of $0.75 per share on August 27, 2010. The conversion price was adjusted from $38.0895 to $37.0483 per share effective September 8, 2010, which was the ex-dividend date. There was no adjustment to the conversion price for the dividend of $0.25 per share, which was paid on December 21, 2010. There is no adjustment to the conversion price where such adjustment would be less than 1% of the conversion price then in effect and any adjustment not required to be made shall be carried forward and taken into account in any subsequent adjustment. On February 22, 2011 the Company announced a dividend of $0.10 per share. The conversion price was adjusted from $37.0483 to $36.5567 per share effective March 7, 2011, which was the ex-dividend date. The company declared a dividend of $0.10 per share and $0.02 per share on May 24 and August 25, 2011 respectively. The bonds are required to be redeemed at 100% of their principal amount and will, unless previously redeemed, converted or purchased and canceled, mature on April 14, 2015.The conversion price of the Company's convertible bonds at December 31, 2014 and 2013 was $36.5567.
The Company has a right to redeem the bonds at par plus accrued interest at any time during the term of the loan, provided that 90% or more of the bonds issued shall have been redeemed or converted to shares. 3,465,849 new shares would be issued, if the bonds were converted at the current price of $36.5567.
The loan associated with our convertible bonds imposes operating and negative covenants on us and our subsidiaries. A violation of these covenants constitutes an event of default under our convertible bonds, which would, unless waived by our bondholders, provide our bondholders with the right to require the principal amounts under the convertible bonds including accrued interest and expenses due for immediate payment and accelerate our indebtedness, which would impair our ability to continue to conduct our business. The Company was in compliance with all of the covenants as of December 31, 2014.
8.04% First Preferred Mortgage Term Notes
The 8.04% First Preferred Mortgage Term Notes due 2019 are subject to redemption through the operation of mandatory sinking funds according to the schedule of sinking fund redemption payments set forth below.  The sinking fund redemption price is 100% of the principal amount of Term Notes being redeemed, together with accrued and unpaid interest to the date fixed for redemption.
In January 2015, a wholly-owned subsidiary of the Company repaid the full outstanding balance of $36.7 million following the sale of the Ulriken. Repayment was made from the net sale proceeds and restricted cash held by subsidiaries of ITCL.
Assets pledged

(in thousands of $)	2014	2013
Vessels, net,	55,812	263,367
Restricted cash and investments	38,560	66,249

At December 31, 2014, one vessel was pledged as security for the $60.0 million term loan facility and restricted cash and investments were pledged as security for the 8.04% First Preferred Mortgage Term Notes.
At December 31, 2013, six vessels and restricted cash and investments were pledged as security for the 7.84% and 8.04% First Preferred Mortgage Term Notes.

23.          SHARE CAPITAL

Authorized share capital:
(in thousands of $, except share data)	2014	2013
1,000,000,000 ordinary shares of $1.00 each (2013: 312,500,000 ordinary shares of $1.00 each)	1,000,000	312,500
Issued and fully paid share capital:
(in thousands of $, except per share data)	2014	2013
112,342,989 ordinary shares of $1.00 each (2013: 86,511,713 ordinary shares of $1.00 each)	112,343	86,512

The Company's Ordinary Shares are listed on the New York Stock Exchange, the Oslo Stock Exchange and the London Stock Exchange.
In January 2014, the Company increased the amount that may be raised from its ATM offering from up to $40.0 million to up to $100.0 million. During 2014, the company issued 12,834,800 new ordinary shares under the program for gross proceeds of $54.2 million.
A resolution was approved at the Company's Annual General Meeting on September 19, 2014, to increase the Company's authorized share capital from $312,500,000 divided into 312,500,000 common shares of $1.00 par value each to $1,000,000,000 divided into 1,000,000,000 common shares of $1.00 par value each.
In October 2014, the Company exchanged $23.0 million of the outstanding principal amount of the Company's convertible bonds for an aggregate of 8,251,724 shares and a cash payment of $10.0 million plus accrued interest. This resulted in an increase in additional paid in capital of $25.4 million.
In December 2014, the Company exchanged $22.5 million of the outstanding principal amount of the Company's convertible bonds for an aggregate of 4,744,752 shares and a cash payment of $9.6 million plus accrued interest. This resulted in an increase in additional paid in capital of $28.6 million.
A resolution was approved at the Company's Special General Meeting on May 8, 2013, such that the issued and paid-up share capital of the Company be reduced from $194,646,255 to $77,858,502, with effect from May 14, 2013, by canceling the paid-up capital of $1.50 on each of the ordinary shares in issue so that each of the 77,858,502 shares of par value $2.50 shall have a par value of $1.00. It was also resolved that the amount of credit arising be credited to the additional paid in capital account of the Company and that the authorized share capital of the Company be maintained at $312,500,000 comprising 312,500,000 shares of $1.00 each.
In June 2013, the Company entered into an equity distribution agreement with Morgan Stanley & Co. LLC, ("Morgan Stanley") under which the Company may, at any time and from time to time, offer and sell new ordinary shares having aggregate sales proceeds of up to $40.0 million through Morgan Stanley in an at-the-market ("ATM") offering. During 2013, the Company issued 2,178,384 new ordinary shares under the program for gross proceeds of $6.2 million.
In October 2013, the Company exchanged $25.0 million of the outstanding principal amount of the Company's convertible bonds for an aggregate of 6,474,827 shares and a cash payment of $2.25 million. This resulted in an increase in additional paid in capital of $28.9 million.

24.          ACCUMULATED OTHER COMPREHENSIVE LOSS

The activity in Accumulated Other Comprehensive Loss is summarized as follows:

(in thousands of $)	Unrealized investment gains (losses)	Translation adjustments	Total
Balance at December 31, 2011	(668)	(4,111)	(4,779)
Translation adjustment	—	97	97
Net unrealized gains on marketable securities	527	—	527
Balance at December 31, 2012	(141)	(4,014)	(4,155)
Translation adjustment	—	(63)	(63)
Net unrealized gains on marketable securities	915	—	915
Balance at December 31, 2013	774	(4,077)	(3,303)
Translation adjustment	—	25	25
Net unrealized losses on marketable securities	(980)	—	(980)
Balance at December 31, 2014	(206)	(4,052)	(4,258)

25.          SHARE OPTION PLANS

In November 2006, the Company's board of directors approved a share option plan, which was cancelled in 2009 and replaced with the Frontline Ltd. Share Option Scheme (the "Frontline Scheme"). The Frontline Scheme permits the board of directors, at its discretion, to grant options to acquire shares in the Company to employees and directors of the Company or its subsidiaries. The subscription price for all options granted under the scheme is reduced by the amount of all dividends declared by the Company in the period from the date of grant until the date the option is exercised, provided the subscription price is never reduced below the par value of the share. The options granted under the plan vest equally over three years and have a five year term. There is no maximum number of shares authorized for awards of equity share options and authorized, un-issued or treasury shares of the Company may be used to satisfy exercised options.
In April 2011, the Company granted 145,000 share options to directors and employees. No options have been granted since then. The fair value of the newly granted option awards is estimated on the date of grant using a Black-Scholes option valuation model with the following assumptions:
2011
Risk free interest rate	1.35%
Expected life (years)	3.5
Expected volatility	62.27%
Expected dividend yield	0.00%

The risk-free interest rate was estimated using the interest rate on three-year U.S. treasury zero coupon issues.  The volatility was estimated using historical share price data. The dividend yield has been estimated at 0% as the exercise price is reduced by all dividends declared by the Company from the date of grant to the exercise date. It was assumed that 95% of all options granted in 2011 will vest.
The following summarizes share option transactions related to the Frontline Scheme:

(in thousands)	Number of Options	Weighted Average Exercise Price
Options outstanding as of December 31, 2011	739.7	NOK 130.46
Forfeited	(13.7)	NOK 130.46
Options outstanding as December 31, 2012	726.0	NOK 130.46
Forfeited	(13.3)	NOK 130.46
Options outstanding as of December 31, 2013	712.7	NOK 130.46
Forfeited	(6.7)	NOK 130.46
Expired	(581.0)	NOK 130.46
Options outstanding as of December 31, 2014	125.0	NOK 130.46
Exercisable options as at:
December 31, 2014	125.0	NOK 130.46
December 31, 2013	670.9	NOK 130.46
December 31, 2012	629.3	NOK 130.46

The weighted average remaining contractual term for the options outstanding and exercisable at December 31, 2014, 2013 and 2012, is 1.3 years, 1.5 years and 2.0 years, respectively.
The grant date fair values of share options vested at December 31, 2014, 2013 and 2012 were $0.5 million, $0.4 million and $2.5 million, respectively.
As at December 31, 2014, the intrinsic value of both outstanding and exercisable share options was nil (2013: nil).
As of December 31, 2014, there was nil (2013: $0.04 million) in unrecognized compensation cost related to non-vested options granted under the Frontline Scheme. Compensation expense recognized in the years ended December 31, 2014, 2013 and 2012 was $0.04 million, $0.2 million and $0.8 million, respectively.
26.          FINANCIAL INSTRUMENTS

Foreign currency risk
The majority of the Company's transactions, assets and liabilities are denominated in U.S. dollars, the functional currency of the Company. Certain of the Company's subsidiaries report in Sterling, Singapore dollars and Norwegian kroner and risks of two kinds arise as a result:

•	a transaction risk, that is, the risk that currency fluctuations will have a negative effect on the value of the Company's cash flows;
•
a translation risk, that is, the impact of adverse currency fluctuations in the translation of foreign operations and foreign assets and liabilities into U.S. dollars for the Company's consolidated financial statements.

Accordingly, such risk may have an adverse effect on the Company's financial condition and results of operations. The Company has not entered into derivative contracts for either transaction or translation risk.
Forward freight agreements
We did not enter into any FFAs in 2014. In 2013 and 2012, we entered a limited number of FFAs for speculative trading purposes. As of December 31, 2014, the Company had no contracts outstanding (2013: no contracts, 2012: 24 contracts). The Company recorded a loss on forward freight agreements of nil, $0.6 million and $1.7 million in 2014, 2013 and 2012, respectively, in "Mark to market loss on derivatives".
Fair Values
The carrying value and estimated fair value of the Company's financial instruments as of December 31, 2014 and 2013 are as follows:

	2014		2013
(in thousands of $)	Carrying Value	Fair Value	Carrying Value	Fair Value
Assets:
Cash and cash equivalents	64,080	64,080	53,759	53,759
Restricted cash and investments	42,074	42,074	68,363	68,363
Marketable securities	2,624	2,624	3,479	3,479
Liabilities:
7.84% First Preferred Mortgage Term Notes	—	—	185,838	129,381
8.04% First Preferred Mortgage Term Notes	36,657	33,143	83,240	70,696
4.5% Convertible Bond	126,700	114,347	190,000	140,315
Floating rate debt	29,500	29,500	—	—

The estimated fair value of financial assets and liabilities are as follows:

(in thousands of $)	2014 Fair Value	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	64,080	64,080	—	—
Restricted cash and investments	42,074	42,074	—	—
Marketable securities	2,624	2,624	—	—
Liabilities:
8.04% First Preferred Mortgage Term Notes	33,143	—	33,143	—
4.5% Convertible Bond	114,347	—	114,347	—
Floating rate debt	29,500	—	29,500	—

(in thousands of $)	2013 Fair Value	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	53,759	53,759	—	—
Restricted cash and investments	68,363	68,363	—	—
Marketable securities	3,479	3,479	—	—
Liabilities:
7.84% First Preferred Mortgage Term Notes	129,381	—	129,381	—
8.04% First Preferred Mortgage Term Notes	70,696		70,696
4.5% Convertible bond	140,315	—	140,315	—

The following methods and assumptions were used to estimate the fair value of each class of financial instrument;

Cash and cash equivalents – the carrying values in the balance sheet approximate their fair value.
Restricted cash and investments – the balances relate entirely to restricted cash and the carrying values in the balance sheet approximate their fair value.
Marketable securities – the fair values are based on quoted market prices.
First Preferred Mortgage Term Notes - the fair values are based on the quoted market price on the last significant trading of the Term Notes (level two per ASC Topic 820).
Convertible bond – quoted market prices are not available, however the bonds are traded "over the counter" and the fair value of bonds is based on the market price on offer at the year end.
Floating rate debt - the carrying value in the balance sheet approximates the fair value since it bears a variable interest rate, which is reset on a quarterly basis.
Assets Measured at Fair Value on a Nonrecurring Basis
At December 31, 2014, the VLCC Front Century was measured at fair value of $21.1 million (2013: $24.2 million), which was determined using level three inputs being the discounted expected cash flows from the leased vessel at June 30, 2013 of $25.8 million, less subsequent depreciation.
Concentrations of risk
There is a concentration of credit risk with respect to cash and cash equivalents to the extent that substantially all of the amounts are carried with Skandinaviska Enskilda Banken, or SEB, HSBC, Royal Bank of Scotland, DnB Nor Bank ASA, BNY Mellon and Nordea Bank Norge, or Nordea. There is a concentration of credit risk with respect to restricted cash to the extent that substantially all of the amounts are carried with SEB, Nordea, and HSBC. However, the Company believes this risk is remote.

27.          RELATED PARTY TRANSACTIONS

The majority of the Company's leased vessels are leased from Ship Finance and Ship Finance is entitled to a profit share of the Company's earnings on these vessels under a Charter Ancillary Agreement. This profit share was increased from 20% to 25% with effect from January 1, 2012. A summary of leasing transactions with Ship Finance during the years ended December 31, 2014, 2013 and 2012 is as follows:

(in thousands of $)	2014	2013	2012
Charter hire paid (principal and interest): continuing operations	123,225	150,891	161,840
Charter hire paid (principal and interest): discontinued operations	—	434	14,492
Lease termination fees (expense) income: continuing operations	—	(5,204)	22,766
Lease termination fees expense: discontinued operations	—	—	(24,543)
Contingent rental expense: continuing operations	32,663	—	20,020
Contingent rental expense: discontinued operations	—	—	32,156
Remaining lease obligation	593,998	726,717	875,670

A summary of net amounts earned (incurred) from related parties, excluding the Ship Finance lease related balances above, for the years ended December 31, 2014, 2013 and 2012 are as follows:

(in thousands of $)	2014	2013	2012
Seatankers Management Co. Ltd	2,320	1,416	1,009
Golar LNG Limited	1,631	2,119	1,820
Ship Finance International Limited	6,281	5,094	4,261
Golden Ocean Group Limited	5,393	3,166	5,566
Bryggegata AS	(2,013)	(1,982)	(1,455)
Arcadia Petroleum Limited	646	7,962	5,423
Seadrill Limited	2,348	1,475	2,574
Archer Limited	466	410	390
Deep Sea Supply Plc	149	69	41
Aktiv Kapital ASA	—	40	21
Orion Tankers Ltd	—	—	343
Frontline 2012 Ltd	10,102	7,410	(4,004)
North Atlantic Drilling Ltd	1,128	60	—
CalPetro Tankers (Bahamas I) Limited	80	54	51
CalPetro Tankers (Bahamas II) Limited	80	54	51
CalPetro Tankers (IOM) Limited	80	54	51
Windsor group	287	—	—
Knightsbridge Shipping Limited	2,341	—	—

Net amounts earned from other related parties comprise charter hire, office rental income, technical and commercial management fees, newbuilding supervision fees, freights, corporate and administrative services income and interest income. Amounts paid to related parties comprise primarily rental for office space. In addition, the Company chartered in two vessels from Frontline 2012 on floating rate time charters during 2012 under which the charter hire expense was equal to the time charter equivalent earnings of the vessels. Both charters were terminated in December 2012.

A summary of short term balances due from related parties as at December 31, 2014 and 2013 is as follows:
(in thousands of $)	2014	2013
Receivables
Ship Finance International Limited	3,444	2,272
Seatankers Management Co. Ltd	320	394
Archer Ltd	100	8
Golar LNG Limited	—	942
Northern Offshore Ltd	13	13
Golden Ocean Group Limited	1,490	1,219
Seadrill Limited	557	1,478
Frontline 2012 Ltd	3,672	2,860
CalPetro Tankers (Bahamas I) Limited	—	14
CalPetro Tankers (Bahamas II) Limited	—	14
CalPetro Tankers (IOM) Limited	—	14
Deep Sea Supply Plc	61	4
Aktiv Kapital Ltd	—	6
Arcadia Petroleum Limited	124	174
North Atlantic Drilling Ltd	817	75
Knightsbridge Shipping Limited	2,039	—
	12,637	9,487

A summary of short term balances due to related parties as at December 31, 2014 and 2013 is as follows:

(in thousands of $)	2014	2013
Payables
Ship Finance International Limited	(45,244)	(8,528)
Seatankers Management Co. Ltd	(343)	(506)
Golar LNG Limited	—	(155)
Golden Ocean Group Limited	(914)	(1,047)
Frontline 2012 Ltd	(3,048)	(1,183)
Knightsbridge Shipping Limited	(320)	—
Windsor group	(5,844)	—
	(55,713)	(11,419)

Receivables and payables with related parties comprise unpaid management, technical advisory, newbuilding supervision and technical management, administrative service and rental charges and charter hire payments. In addition, certain payables and receivables arise when the Company pays an invoice, or receives a supplier rebate, on behalf of a related party and vice versa. The payable with Ship Finance at December 31, 2014 includes unpaid contingent rental expense. Receivables and payables with related parties are generally settled quarterly in arrears with the exception of profit share due to Ship Finance which is settled annually.
The long term related party balance is due to Ship Finance and is the remaining termination fee payable for Front Champion, Golden Victory, Front Commerce, Front Comanche and Front Opalia the balance is being repaid using similar repayment terms to the original lease and incurs interest at 7.250%. Interest expense of $5.9 million has been recorded in 2014.

In July 2014, the Company agreed with Ship Finance to terminate the long term charter parties for the 1999 VLCCs Front Commerce, Front Comanche and Front Opalia with Ship Finance simultaneously selling the vessels to unrelated third parties. The charter parties were terminated in November 2014 upon the redelivery of the vessels to Ship Finance. The Company recorded an impairment loss of $85.3 million in the third quarter of 2014 and a net gain of $40.4 million in the fourth quarter of 2014 on the termination of these leases. The Company agreed to a compensation payment to Ship Finance of $58.8 million for the early termination of the charter parties, of which $10.5 million was paid upon termination and the balance was recorded as notes payable, with similar amortization profiles to the current lease obligations. The long term related party balance at December 31, 2014 is as follows:
(in thousands of $)
7.254% loan note payable due 2021 and 2022	78,616
7.25% loan note payable due 2022 and 2023	48,385
Loan note repayments	(6,018)
Total loan note	120,983
Less: current portion of loan note (included in short term related party balance)	(11,031)
109,952

The note balance at December 31, 2014 is repayable as follows:
(in thousands of $)
Year ending December 31,
2015	11,031
2016	14,070
2017	15,107
2018	16,197
2019	17,366
Thereafter	47,212
120,983

We transact business with the following related parties, being companies in which Hemen and companies associated with Hemen have a significant interest: Ship Finance International Limited, Northern Offshore Ltd, Seadrill Limited, Bryggegata AS, Golden Ocean Group Limited, Arcadia Petroleum Limited ("Arcadia"), Deep Sea Supply Plc ("Deep Sea"), Aktiv Kapital ASA, Archer Limited, Farahead Holdings Limited ("Farahead"), Seatankers Management Co. Ltd, North Atlantic Drilling Ltd, Frontline 2012 Ltd, CalPetro Tankers (Bahamas I) Limited, CalPetro Tankers (Bahamas II) Limited, CalPetro Tankers (IOM) Limited and Knightsbridge. Frontline 2012 Ltd was equity accounted for during the full period. CalPetro Tankers (Bahamas I) Limited, CalPetro Tankers (Bahamas II) Limited and CalPetro Tankers (IOM) Limited were equity accounted up to October 1, 2014 and consolidated from that date. Golar LNG Limited ceased to be a related party in September 2014.
On July 15, 2014, several of the subsidiaries and related entities in the Windsor group, which owned four VLCCs, filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code in the United States Bankruptcy Court in Wilmington, Delaware. The Company had been consolidating the Windsor group under the variable interest entity model and de-consolidated the group on July 15, 2014 as it lost control of the group as a consequence of the Chapter 11 filing. The Windsor group emerged from Chapter 11 in January 2015 at which time all of the debt in the Windsor group was converted into equity and ownership was transferred to the then current bondholders.
The Company earned freights on chartering vessels to Arcadia in the year ended December 31, 2013 of $7.5 million.
In January 2013, the Company received termination payments from Ship Finance in the aggregate amount of $7.8 million in respect of the lease terminations for Titan Aries (now renamed Edinburgh) and recorded a gain on $7.6 million in the first quarter of 2013.
In January 2013, the Company paid $6.0 million for 1,143,000 shares in a private placement by Frontline 2012 of 59 million new ordinary shares at a subscription price of $5.25 per share. Following the private placement, the Company's ownership in Frontline 2012 was reduced from 7.9% to 6.3%. The Company recognized a gain on the dilution of its ownership of $5.2 million in the first quarter of 2013.

In February 2013, the Company agreed with Ship Finance to terminate the long term charter party for the Suezmax tanker Front Pride and the charter party terminated on February 15, 2013. The Company made a compensation payment to Ship Finance of $2.1 million in March 2013 for the early termination of the charter and recorded a loss on the termination of the lease of $0.2 million in the first quarter of 2013.
In September 2013, Frontline 2012 completed a private placement of 34.1 million new ordinary shares of $2.00 par value at a subscription price of $6.60. The Company did not buy any of the shares and its ownership decreased from 6.3% to 5.4%. The Company recognized a gain on the dilution of its ownership of $4.7 million in the third quarter of 2013.
In October 2013, Frontline 2012 paid a stock dividend of one share in Avance Gas for every 124.55 shares held in Frontline 2012. The Company received 108,069 shares valued at $1.3 million, which was credited against the investment and recorded as a marketable security in the fourth quarter of 2013.
In October 2013, the Company agreed with Ship Finance, to terminate the long term charter parties for the VLCCs Front Champion and Golden Victory, and Ship Finance simultaneously sold the vessels to unrelated third parties. The charter parties were terminated in November 2013 upon the redelivery of the vessels to Ship Finance. The Company recorded an impairment loss of $88.1 million in 2013 and a net gain of $13.8 million in the fourth quarter of 2013 on the termination of these leases. The Company agreed to a compensation payment to Ship Finance of $89.9 million for the early termination of the charter parties, of which $10.9 million was paid upon termination and the balance was recorded as notes payable, with similar amortization profiles to the current lease obligations, with reduced rates until 2015 and full rates from 2016. Front Champion and Golden Victory had the highest charter rates among the vessels chartered in from Ship Finance and the level of compensation is a reflection of this.
In 2012, the Company received termination payments from Ship Finance in the aggregate amount of $22.2 million in respect of the lease terminations for Titan Orion (ex-Front Duke) and Ticen Ocean (now renamed Front Lady). The Company made lease termination payments to Ship Finance in 2012 in the aggregate amount of $32.6 million in respect of the lease terminations for the OBO vessels Front Striver, Front Rider, Front Climber, Front Viewer and Front Guider which have been included in discontinued operations.
In May 2012, the Company paid $13.3 million for 3,546,000 shares in a private placement by Frontline 2012 of 56 million new ordinary shares at a subscription price of $3.75 per share. Following the private placement, the Company's ownership in Frontline 2012 was reduced from 8.8% to 7.9%. The Company recognized a gain on the dilution of its ownership of $0.7 million in the second quarter of 2012.
28.          DISPOSAL OF ASSETS

In October 2011, Ship Finance sold the OBO carrier Front Striver to a third party and as a result, terminated the Company's long-term lease for the vessel. The Company made a termination payment of $8.1 million in 2012. A loss on disposal of $9.2 million was recognized in 2011, a further loss on disposal of $0.4 million was recognized in the second quarter of 2012 due to the write-off of inventory balances and included in discontinued operations.
In March 2012, the Company sold the Suezmax Front Alfa to an unrelated third party and recognized a loss of $2.1 million in the first quarter of 2012. An impairment loss for this vessel of $24.8 million was recorded in the third quarter of 2011.
In March 2012, the Company redelivered the Titan Orion (ex-Front Duke) to Ship Finance and the charter party for the vessel was terminated. The Company recorded a gain of $10.6 million in the first quarter of 2012, which is included in "Gain on sale of assets and amortization of deferred gains".
In June 2012, the Company agreed with Ship Finance to terminate the long term charter party for the OBO carrier Front Rider and that Ship Finance simultaneously sold the vessel. The charter party terminated on July 22, 2012. The Company recorded an impairment loss of $4.9 million in the second quarter of 2012 and recognized a loss on disposal of $0.1 million in the third quarter of 2012 included in discontinued operations.
In August 2012, the Company agreed with Ship Finance to terminate the long term charter party for the OBO carrier Front Climber and that Ship Finance simultaneously sold the vessel. The charter party terminated on October 15, 2012. The Company recorded an impairment loss of $4.2 million in the second quarter of 2012 and recognized a loss on disposal of $0.2 million in the fourth quarter of 2012 included in discontinued operations.

In October 2012, the Company agreed with Ship Finance to terminate the long term charter party for the OBO carrier Front Driver and that Ship Finance simultaneously sold the vessel. The charter party terminated on November 28, 2012. The Company recorded an impairment loss of $4.0 million in the second quarter of 2012 and recognized a loss on disposal of $0.8 million in the fourth quarter of 2012 included in discontinued operations.
In November 2012, the Company redelivered the Ticen Ocean (ex-Front Lady) to Ship Finance and the charter party for the vessel was terminated. The Company recorded a gain of $11.2 million in the fourth quarter of 2012, which is included in "Gain on sale of assets and amortization of deferred gains".
In December 2012, the Company agreed with Ship Finance to terminate the long term charter parties for the OBO carriers Front Viewer and Front Guider. The charter party on the Front Viewer terminated on December 18, 2012 and Ship Finance simultaneously sold the vessel. The charter party on the Front Guider terminated on March 13, 2013. As a result, the Company agreed to pay Ship Finance a termination fee of $23.5 million. The Company allocated $12.7 million of the termination payment to the Front Viewer and recorded loss of $16.5 million in discontinued operations in the fourth quarter of 2012. $10.8 million was allocated to the Front Guider which was included as part of the lease modification. This resulted in a $9.1 million increase in both the asset value and lease obligation. The Company recorded an impairment loss of $14.2 million in discontinued operations in the fourth quarter of 2012 in respect of Front Guider.
In January 2013, the Company terminated the charter party for the single hull VLCC Titan Aries (ex-Edinburgh) and recorded a gain of $7.6 million in the first quarter of 2013 which is included in "Gain on sale of assets and amortization of deferred gains".
In February 2013, the Company agreed with Ship Finance to terminate the long term time charter for the Suezmax tanker Front Pride. The charter party terminated on February 15, 2013 and Ship Finance simultaneously sold the vessel. The Company made a termination payment of $2.1 million and recorded an impairment loss of $4.7 million in 2012 and a loss on disposal of $0.2 million in 2013, which is included in "Gain on sale of assets and amortization of deferred gains".
In November 2013, the Company agreed with Ship Finance, to terminate the long term charter parties for the VLCCs Front Champion and Golden Victory, and Ship Finance simultaneously sold the vessels to unrelated third parties. The charter parties were terminated in November 2013 upon the redelivery of the vessels to Ship Finance. The Company recorded an impairment loss of $88.1 million in 2013 and a net gain of $13.8 million on the termination of the leases in the fourth quarter of 2013. The Company agreed to a compensation payment to Ship Finance of $89.9 million for the early termination of the charter parties, of which $10.9 million was paid upon termination and the balance was recorded as notes payable.
In March 2014, the Company sold the VLCC Ulysses (ex-Phoenix Voyager) to an unrelated third party and recorded a loss of $15.7 million in the first quarter of 2014, which is included in "Gain on sale of assets and amortization of deferred gains".
On July 15, 2014, several of the subsidiaries and related entities in the Windsor group, which owned four VLCCs, filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code in the United States Bankruptcy Court in Wilmington, Delaware. The Company had been consolidating the Windsor group under the variable interest entity model and de-consolidated the group on July 15, 2014 as it lost control of the group as a consequence of the Chapter 11 filing. The Windsor group emerged from Chapter 11 in January 2015 at which time all of the debt in the Windsor group was converted into equity and ownership was transferred to the then current bondholders. The Company was appointed as commercial manager in January 2015 for the vessels that were owned by the Windsor group prior to its bankruptcy filing and this will be the Company's only ongoing involvement with the Windsor group.
In July 2014, the Company agreed with Ship Finance to terminate the long term charter parties for the 1999 built VLCCs Front Commerce, Front Comanche and Front Opalia and Ship Finance simultaneously sold the vessels to unrelated third parties. The charter parties for the Front Commerce, Front Comanche and Front Opalia terminated on November 4, 2014, November 12, 2014, and November 19, 2014, respectively. The Company agreed an aggregate compensation payment to Ship Finance of $58.8 million for the early termination of the charter parties, of which $10.5 million was paid upon termination and the balance was recorded as notes payable, with similar amortization profiles to the current lease obligations, with reduced rates until December 2015 and full rates from 2016. The Company recorded an impairment loss of $85.3 million in 2014 and a non-cash gain of $40.4 million on the termination of these leases in the fourth quarter of 2014, which is included in "Gain on sale of assets and amortization of deferred gains".
In September 2014, the Company agreed to sell the VLCC Ulriken (ex Antares Voyager) to an unrelated third party and recorded an impairment loss of $12.4 million in the third quarter. The vessel was delivered to the new owners in October 2014.
Pursuant to an early termination agreement between three of the Company's subsidiaries, which were accounted for under the equity method: (i) the bareboat charters for the Altair Voyager, Cygnus Voyager and Sirius Voyager were terminated as of October 1, 2014; (ii) the charter hire payments paid in connection with the early termination agreement were used to redeem the remaining outstanding debt related to these vessels; and (iii) the three vessels were sold. This was a cash neutral transaction, except for an amount of $1.3 million which became available to the Company, of which $0.7 million had been held in restricted cash.

29.          COMMITMENTS AND CONTINGENCIES

The Company insures the legal liability risks for its shipping activities with Assurance for eningen SKULD and Assuranceforeningen Gard Gjensidig, both mutual protection and indemnity associations. As a member of these mutual associations, the Company is subject to calls payable to the associations based on the Company's claims record in addition to the claims records of all other members of the associations. A contingent liability exists to the extent that the claims records of the members of the associations in the aggregate show significant deterioration, which result in additional calls on the members.
Following the termination of the Company's P&I insurance relationship with Britannia Steam Ship Insurance Association Limited ("Britannia"), SEB issued a guarantee in April 2013 to Britannia at the Company's request in respect of possible claims on certain ships for any of the insurance years 2009/10, 2010/11, 2011/12 and 2012/13 up to a maximum aggregate liability of $1.7 million, which was reduced to $0.4 million during 2014. As of December 31, 2014, the Company has placed $0.4 million (2013: $1.7 million) into a restricted bank account at SEB as support for the guarantee. The guarantee expires on December 31, 2015.
As of December 31, 2014, the Company had four (2013: four) vessels that were sold by the Company at various times during the period from November 1998 to December 31, 2003, and leased back on charters that have initial periods ranging from eight to twelve and a half years including options on the lessor's side to extend the charters for periods that range up to five years. All of these charters are accounted for as capital leases. The lessor has options to put the vessels on the Company at the end of the lease terms in December 2015 at which time the Company would be required to pay an aggregate amount of $36.0 million (2013: $36.0 million).
As of December 31, 2014, the Company was committed to make newbuilding installments of $40.9 million in 2015.
As part of the Company's restructuring in December 2011, Frontline 2012 has agreed to fully reimburse and indemnify the Company for all payments made under any guarantees issued by the Company to the shipyard in connection with five VLCC newbuilding contracts acquired from the Company and to reimburse the Company for all costs incurred in connection with these guarantees. All of the contracts have been cancelled by Frontline 2012 and Frontline 2012 has received reimbursement of installments paid and accrued interest on four of these contracts. The remaining contract is in arbitration and the Company has not recorded any liability in respect of its guarantee as the Company does not believe that it will be required to make any payments in relation to it.
The Company is a party, as plaintiff or defendant, to several lawsuits in various jurisdictions for unpaid charterhire, demurrage, damages, off-hire and other claims and commercial disputes arising from the operation of its vessels, in the ordinary course of business or in connection with its acquisition activities.  The Company believes that the resolution of such claims will not have a material adverse effect on the Company's operations or financial condition.
30.          SUPPLEMENTAL INFORMATION

Non-cash investing and financing activities in the year ended December 31, 2014 include (i) a $99.5 million reduction in capital lease obligations and a $48.3 million increase in related party payables resulting from the termination payments for Front Comanche, Front Commerce and Front Opalia being converted into a loan note, and (ii) a $45.5 million reduction of the outstanding principal amount of the Company's 4.5% convertible bond for an aggregate of 12,996,476 shares and a cash payment of $19.6 million.
On July 15, 2014, the Company de-consolidated the Windsor group (see Note 5) and removed restricted cash balances of $17.9 million, other current assets of $28.1 million, vessels of $174.8 million, other current liabilities of $28.6 million and debt of $179.8 million from its balance sheet.
On October 2, 2014, the Company consolidated the CalPetro group (see Note 19) and recorded cash of $1.3 million, of which $0.7 million had been held in restricted cash.
Non-cash investing and financing activities in the year ended December 31, 2013 include; (i) a $105.8 million reduction in capital lease obligations and a$79.0 million increase in related party payables resulting from the termination payment for Front Champion and Golden Victory being converted into a loan note, (ii) a $25.0 million reduction of the outstanding principal amount of the Company's 4.5% convertible bond for an aggregate of 6,474,827 shares and a cash payment of $2.25 million, and (iii) a $1.3 million increase in marketable securities and $1.3 million decrease in equity method investments resulting from the receipt of 108,069 shares in Avance Gas as a stock dividend from Frontline 2012.
Non-cash investing and financing activities in the year ended December 31, 2012 consist of a $9.1 million increase in capital lease obligations and vessels under capital lease resulting from a lease modifications.

31.          POOL REVENUES

Voyage charter revenues include pool earnings, which have been allocated on a net basis since these pools are responsible for paying voyage expenses and distribute net pool revenues to the participants. Pool earnings of nil, nil and $35.9 million have been included in voyage charter revenues in the years ended December 31, 2014, 2013 and 2012, respectively.
32.          SUBSEQUENT EVENTS

In January 2015, the Company took delivery of its second and final Suezmax newbuilding, Front Idun, and drew down the remaining $30.0 million balance on its $60.0 million term loan facility in order to part finance this vessel.
In January 2015, the Company increased the amount that may be raised from the ATM offering from up to $100.0 million to up to $150.0 million. In January 2015 and February 2015, the Company issued 10,009,703 and 902,744 ordinary shares, respectively, pursuant to its equity distribution agreement generating gross proceeds on $37.2 million. Following such issuance, the Company has an issued share capital of $123,255,436 divided into 123,255,436 ordinary shares.
In January 2015, a wholly-owned subsidiary of the Company repaid $36.7 million of indebtedness in connection with the issuance of term notes by subsidiaries of ITCL following the sale of the Ulriken. Repayment was made from the net sale proceeds and restricted cash held by subsidiaries of ITCL.
In January 2015, the Company obtained a binding commitment from one of its lenders to purchase, at the Company's request, up to 13,460,000 shares of Frontline 2012 owned by the Company at the prevailing market price at the time of the Company's request until April 15, 2015. At the same time, the Company is obligated to enter into a forward contract, with maximum maturity of six months, which requires the Company to buy back those shares. The commitment is subject to standard terms and conditions for transactions of this kind including the requirement for the Company to fund any unrealized losses on the forward contract and maintain a cash collateral deposit in a pledged account equal to at least 20% of the market value of the forward contract. The value of the Company's shares in Frontline 2012 was approximately $75 million based on the closing share price on March 6, 2015.
In February 2015, Frontline 2012 announced a stock dividend consisting of 4.1 million Avance Gas shares and the Company expects to receive approximately 222,000 shares in Avance Gas based on its shareholding in Frontline 2012.
In February 2015, the Company bought $33.3 million notional principal of its convertible bond at a purchase price of 99% and expects to record a gain on redemption of this debt of $0.3 million in the first quarter of 2015.